     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FINISAR CORPORATION
             (Exact name of Registrant as specified in its charter)
                           --------------------------

           DELAWARE                                     3674                    94-3038428
(State or other jurisdiction of                   (Primary Standard          (I.R.S. Employer
incorporation or organization)                       Industrial            Identification No.)
                                             Classification Code number)

                            1308 MOFFETT PARK DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-1000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                 JERRY S. RAWLS
                            CHIEF EXECUTIVE OFFICER
                              FINISAR CORPORATION
                            1308 MOFFETT PARK DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

         DENNIS C. SULLIVAN, ESQ.                           GAVIN B. GROVER, ESQ.
            JOHN M FOGG, ESQ.                                MATTHEW BURNS, ESQ.
            JULIE L. HSU, ESQ.                               BRIAN H. BILLS, ESQ.
     GRAY CARY WARE & FREIDENRICH LLP                      MORRISON & FOERSTER LLP
           400 HAMILTON AVENUE                                425 MARKET STREET
     PALO ALTO, CALIFORNIA 94301-1825                  SAN FRANCISCO, CALIFORNIA 94105
              (650) 328-6561                                    (415) 268-7000

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED (1)        PER SHARE (2)          PRICE (2)        REGISTRATION FEE
Common Stock ($0.001 value).....   8,050,000 shares          $122.81           $988,640,625           $261,002

(1) Includes 1,050,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(c) solely for the purposes of determining the registration fee, based on the average of the high and low trading prices of the common stock on March 14, 2000, as reported by the Nasdaq National Market.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 16, 2000
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        Filed Pursuant to Rule 424(b)(4)
                      Registration Statement No. 333-87017

PROSPECTUS

                                7,000,000 SHARES

                                 [FINISAR LOGO]

                                  COMMON STOCK
                                 -------------

        Finisar Corporation is selling 2,000,000 shares and Finisar Corporation stockholders are selling 5,000,000 shares.

        The shares are quoted on the Nasdaq National Market under the symbol "FNSR." On March 15, 2000 the last sale price of the shares as reported on the Nasdaq National Market was $124.75.

        INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                                ----------------

                                                     PER SHARE                 TOTAL
                                                     ---------                 -----
Public offering price............................       $                        $

Underwriting discount............................       $                        $

Proceeds, before expenses, to Finisar
  Corporation....................................       $                        $

Proceeds to the selling stockholders.............       $                        $

        The underwriters may also purchase up to an additional 205,346 shares from us and 844,654 shares from some of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about          , 2000.

                               ------------------

MERRILL LYNCH & CO.

    J.P. MORGAN & CO.
          CIBC WORLD MARKETS
               DAIN RAUSCHER WESSELS
                     A.G. EDWARDS & SONS, INC.
                         MORGAN KEEGAN & COMPANY, INC.
                               WIT SOUNDVIEW
                                    AMERITRADE
                                  -----------

                The date of this prospectus is          , 2000.

                              [INSIDE FRONT COVER]

                                 [FINISAR LOGO]

          FIBER OPTIC SOLUTIONS FOR GIGABIT ETHERNET AND FIBRE CHANNEL

OPTICAL DATA LINKS                                   CATV DIGITAL RETURN LINKS

   [Picture of Finisar's Optical Data                [Picture of Finisar's CATV Digital Return
                 Links.]                                              Links.]

-  Transmitters, Receivers, and                      -  Drop-in Upgrade for Analog
   Transceivers for Switches, Hubs,                  Transmitters
Servers and Storage Arrays                           -  Performance Independent of Path Link
-  Built-in Diagnostics                                 (up to 80 km)
-  Multi-mode and Single-mode for                    -  Easier Return Path Traffic Aggregation
   Multiple Transmission Distances

                OPTICITY                                 NETWORK PERFORMANCE TEST SYSTEMS

  [Picture of Finisar's Opticity 3000.]              [Picture of a Finisar Network Performance
                                                                   Test System.]

-  Extending the Capacity of Fiber Optic             -  Testing and Monitoring of High-Speed
   Rings and Point-to-Point Links                       Networking Systems
-  Multiple Channels up to 10 Gbps                   -  Multiple High-Speed Protocols
-  SNMP Compatible                                   -  Multiple Applications

    [Diagram of optical networking system, including Gigabit Ethernet Local Area network, Gigabit Ethernet Remote Campus LAN, Multi-Protocol Internet Service Provider, Fibre Channel Remote SAN BackUp Site, Fibre Channel Storage Area network and pictures of four Finisar Corporation products.]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward-Looking Statements..................................     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Price Range of Our Common Stock.............................     18
Capitalization..............................................     19
Dilution....................................................     20
Selected Financial Data.....................................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     31
Management..................................................     48
Related Party Transactions..................................     55
Principal and Selling Stockholders..........................     56
Description of Capital Stock................................     59
Shares Eligible for Future Sale.............................     61
Underwriting................................................     63
Legal Matters...............................................     65
Experts.....................................................     66
Where You Can Find More Information.........................     66
Index to Financial Statements...............................    F-1

                            ------------------------
    Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

    On March 14, 2000, our Board of Directors approved a three-for-one stock split to be effected in the form of a 200% stock dividend payable to stockholders of record on March 27, 2000, and established April 12, 2000 as the payment date for the planned dividend. The information in this prospectus does not reflect the pending stock split.

    Beginning in fiscal 2000, our financial records have been maintained on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen-week periods). For ease of comparison, all references to period end dates in this prospectus have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999 and January 30, 2000, respectively.

    You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                              FINISAR CORPORATION

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over Gigabit Ethernet-based local area networks, or LANs, and Fibre Channel-based storage area networks, or SANs. Additionally, we have recently developed products for digitizing the return path of a cable television, or CATV, network and for aggregating data traffic in extended networks. Our optical subsystems convert electrical signals into optical signals for reliable, high-speed data transmission over varying distances, speeds and transmission mediums. We sell our optical subsystems to manufacturers of networking and storage equipment that develop and market systems based on Gigabit Ethernet and Fibre Channel, which are advanced transmission protocols used in high-speed LAN and SAN applications. LANs interconnect computer users within an organization and allow users to share common computer resources. SANs allow storage to be networked among users and provide high-speed interconnections between storage systems and servers. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    The growing number of users accessing networks, the increasing need to accommodate data traffic which requires greater transmission capacity, or bandwidth, and the increasingly important role that data communication networks play within corporations and other organizations has created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology. Many of these systems operate over Gigabit Ethernet-based LANs, Fibre Channel-based SANs or extended versions of these networks. These systems utilize fiber optic subsystems which enable them to transmit data at very high speeds with high accuracy, often over long distances. In addition to creating a need for optical subsystems, complex transmission protocols such as Gigabit Ethernet and Fibre Channel have resulted in a demand for advanced network performance test systems. As these protocols have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges. Data integrity, reliability and standards compliance become increasingly difficult at high transmission speeds. Additionally, manufacturers require optical subsystems which support a broad range of network applications. To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and network performance test systems which meet the requirements of manufacturers of high-speed data networking and storage systems. Our optical subsystems and network performance test systems are designed to provide the following key benefits to systems manufacturers:

    VALUE-ADDED FUNCTIONS AND INTELLIGENCE. Our high-speed fiber optic subsystems are engineered to provide our customers with value-added functionality beyond the basic capability of enabling high-speed data transmission. Many of our optical subsystems include:

    - a microprocessor containing specially developed software that allows customers to monitor the optical performance of each port on their systems in real time; and

    - features that automatically recognize different versions of the Fibre Channel protocol and enable our subsystems to interoperate with older, installed networking systems.

Our test systems also contain value-added software functions that permit users to simulate and track errors.

    HIGH LEVEL OF DATA INTEGRITY. Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. This high level of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    HIGH RELIABILITY. We design all of our optical subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Our products have very low failure rates. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. In addition, because our subsystems are designed to emit lower levels of electromagnetic interference, or EMI, than the standards set by the Federal Communications Commission, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    BROAD OPTICAL SUBSYSTEM PRODUCT LINE. We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    BROAD TEST SYSTEM PRODUCT LINE. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

    Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. We plan to leverage our relationships with our existing customers as they enter new, high-speed data communications markets and to expand our sales and marketing organization in order to establish new relationships with other key data and storage networking manufacturers. We intend to capitalize on our customers' satisfaction and our service-oriented approach to take advantage of cross-selling opportunities. We also plan to expand our international sales efforts.

    We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Newbridge Networks and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks. For the fiscal year ended April 30, 1999, we had revenues of $35.5 million and net income of $3.0 million. For the nine months ended January 31, 2000, we had revenues of $46.5 million and net income of $1.2 million.

                             CORPORATE INFORMATION

    Finisar was incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1308 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is
(408) 548-1000 and our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by Finisar..............  2,000,000 shares
Common stock offered by the selling
  stockholders...............................  5,000,000 shares
Common stock to be outstanding after this
  offering...................................  53,253,428 shares
Use of proceeds..............................  For general corporate purposes, including working capital and capital expenditures. See
                                               "Use of Proceeds." We will not receive any of
                                               the proceeds from the sale of shares by the
                                               selling stockholders.
Nasdaq National Market symbol................  FNSR

    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of January 31, 2000 and excludes:

    - 1,957,152 shares of common stock issuable upon exercise of options outstanding at January 31, 2000 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $5.0626 per share, and an additional 4,725,855 shares reserved for issuance under our 1999 stock option plan as of January 31, 2000; and

    - 250,000 shares of common stock reserved for issuance under our 1999 employee stock purchase plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1997, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended
April 30, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus. The statement of operations data for the nine month periods ended January 31, 1999 and 2000 and the balance sheet data as of January 31, 2000 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus.

                                                                                       NINE MONTHS ENDED
                                           FISCAL YEAR ENDED APRIL 30,                    JANUARY 31,
                               ----------------------------------------------------   -------------------
                                 1995       1996       1997       1998       1999       1999       2000
                               --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $ 2,684    $ 5,660    $ 8,457    $22,067    $35,471    $23,181    $46,466
Gross profit.................    1,822      2,538      5,019     13,362     19,957     13,286     24,214
Income from operations.......      654        700      1,374      7,094      5,221      3,952      2,695
Net income...................      433        463        947      4,359      3,045      2,415      1,209

Net income per share (1):
  Basic......................  $  0.01    $  0.01    $  0.02    $  0.10    $  0.08    $  0.07    $  0.03
  Diluted....................  $  0.01    $  0.01    $  0.02    $  0.10    $  0.07    $  0.06    $  0.03
Shares used in per share
  calculations (1):
  Basic......................   44,000     44,000     44,000     43,753     36,860     36,638     34,628
  Diluted....................   44,000     44,000     44,000     43,753     44,938     42,424     46,029

                                                                  JANUARY 31, 2000
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $134,115      $373,459
Working capital.............................................   152,121       391,465
Total assets................................................   168,705       408,049
Long-term portion of capital lease obligations and other
  long-term liabilities.....................................       154           154
Total stockholders' equity..................................   158,315       397,659

------------------------

(1) See Note 1 to our financial statements for a description of the computation of the number of shares and net income per share.

(2) Adjusted to reflect the sale of 2,000,000 shares of common stock by Finisar in this offering, at an assumed public offering price of $124.75 per share after deducting the estimated underwriting discount and offering expenses, and our receipt of the net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.

OUR FUTURE REVENUES ARE UNPREDICTABLE, OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE FROM QUARTER TO QUARTER, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY

    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products and the Gigabit Ethernet and Fibre Channel standards, product development and production, competitive pressures and customer retention.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during a quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business.

    It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

OUR SUCCESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE EMERGING HIGH-SPEED LAN, SAN, CATV NETWORK AND EXTENDED NETWORK MARKETS

    Our optical subsystem and network performance test system products are used exclusively in high-speed local area networks, or LANs, storage area networks, or SANs, cable television, or CATV, networks and extended networks. Accordingly, widespread adoption of high-speed LANs, SANs and extended networks and the adoption of digital return path technology for CATV network applications is critical to our future success. The markets for high-speed LANs, SANs, CATV networks and extended networks have only recently begun to develop and are rapidly evolving. Because these markets are new and evolving, it is difficult to predict their potential size or future growth rate. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like high-speed LANs, SANs, CATV networks or extended networks. Our success in generating revenue in these emerging markets will depend, among other things, on the growth of these markets. There is significant uncertainty as to whether these markets ultimately will develop or, if they do develop, that they will develop rapidly. If the markets for high-speed LANs, SANs, CATV networks or extended networks fail to develop or develop more slowly than expected, or if our products do not achieve widespread market acceptance in these markets, our business would be significantly harmed.

WE WILL FACE CHALLENGES TO OUR BUSINESS IF OUR TARGET MARKETS ADOPT ALTERNATE STANDARDS TO FIBRE CHANNEL AND GIGABIT ETHERNET TECHNOLOGY OR IF OUR PRODUCTS FAIL TO COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS

    We have based our product offerings principally on Fibre Channel and Gigabit Ethernet standards and our future success is substantially dependent on the continued market acceptance of these standards. If an alternative technology is adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. For example, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. We cannot assure you that we will be successful in redesigning our products or developing new products to meet this new standard or any other standard that may emerge. Our products comprise only a part of an entire networking system, and we depend on the companies that provide other components to support industry standards as they evolve. The failure of these companies, many of which are significantly larger than we are, to support these industry standards could negatively impact market acceptance of our products. Moreover, if we introduce a product before an industry standard has become widely accepted, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. In addition, because we may develop some products prior to the adoption of industry standards, we may develop products that do not comply with the eventual industry standard. Our failure to develop products that comply with industry standards would limit our ability to sell our products. Finally, if new standards evolve, we may not be able to successfully design and manufacture new products in a timely fashion, if at all, that meet these new standards.

    In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop also will be required to comply with standards established by local authorities in various countries. Failure to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals or certificates could significantly harm our business.

WE DEPEND ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION, REDUCTION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD HARM OUR BUSINESS

    A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. Sales to Newbridge Networks Corporation and EMC Corporation represented 29.1% and 21.6% of our revenues during the nine month period ended January 31, 2000, 25.1% and 24.1% of our revenues for fiscal 1999, and 43.9% and 14.6% of our revenues for fiscal 1998. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. For example, sales to one of our largest customers, Newbridge Networks Corporation, declined from $5.3 million in the second quarter of fiscal 2000 to $3.3 million in the third quarter of fiscal 2000. In addition, our customers have in the past sought price concessions from us and will continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME IF WE FAIL TO MEET OUR CUSTOMERS' NEEDS

    We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

    - our customers can stop purchasing our products at any time without penalty;

    - our customers are free to purchase products from our competitors; and

    - our customers are not required to make minimum purchases.

    Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

    The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

    - changing product specifications and customer requirements;

    - difficulties in hiring and retaining necessary technical personnel;

    - difficulties in reallocating engineering resources and overcoming resource limitations;

    - difficulties with contract manufacturers;

    - changing market or competitive product requirements; and

    - unanticipated engineering complexities.

    The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

CONTINUED COMPETITION IN OUR MARKETS MAY LEAD TO A REDUCTION IN OUR PRICES, REVENUES AND MARKET SHARE

    The markets for optical subsystems and network performance test systems for use in LANs, SANs, CATV networks and extended networks are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing, distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter the market for optical subsystems and network performance test systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Infineon Technologies, International Business Machines Corporation, Methode Electronics, Molex Premise Networks and Vixel Corporation. For network performance test systems, we compete primarily with Ancot Corporation, I-Tech Corporation and Xyratex International. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers may attempt to integrate their operations by producing their own optical subsystems and network performance test systems or acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

DECREASES IN AVERAGE SELLING PRICES OF OUR PRODUCTS MAY REDUCE GROSS MARGINS OR REVENUES

    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would significantly harm our business.

    We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margin.

SHIFTS IN OUR PRODUCT MIX MAY RESULT IN DECLINES IN GROSS MARGINS

    Our gross profit margins vary among our product families, and our gross margins are generally higher on our network performance test systems than on our optical subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. As a result of a significant growth in sales of optical subsystem products over the past several quarters, including sales of new products to a number of new customers, we have experienced a sustained product shift toward a greater percentage of optical subsystem products resulting in a decline in overall gross margins. We expect this trend to continue over the next few quarters.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. Methode has amended its complaint to add another manufacturer as a party, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of this license and supply agreement. We believe that we have strong defenses against Methode's lawsuit, and we have filed a counterclaim against Methode. We intend to defend Methode's lawsuit and pursue our counterclaim vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. In addition, Methode has notified us that it intends to file another amended complaint alleging infringement of a sixth Methode patent.

    The litigation process is inherently uncertain and we may not prevail. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event that we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such royalty payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed. For a more complete discussion of this litigation matter, please refer to "Business--Pending Legal Proceeding."

OUR CUSTOMERS OFTEN EVALUATE OUR PRODUCTS FOR LONG AND VARIABLE PERIODS, WHICH CAUSES THE TIMING OF OUR REVENUES AND RESULTS OF OPERATIONS TO BE UNPREDICTABLE

    The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, our agreements with our customers have no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

WE DEPEND ON CONTRACT MANUFACTURERS FOR SUBSTANTIALLY ALL OF OUR ASSEMBLY REQUIREMENTS AND IF THESE MANUFACTURERS FAIL TO PROVIDE US WITH ADEQUATE SUPPLIES OF HIGH-QUALITY PRODUCTS, OUR COMPETITIVE POSITION, REPUTATION AND BUSINESS COULD BE HARMED

    We currently rely on three contract manufacturers for substantially all of our assembly requirements. We do not have long term contracts with any of these manufacturers. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could significantly harm our business. We cannot assure you that we will be able to effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would significantly harm our business.

    If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality assurance functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

    In addition, we have recently begun outsourcing a portion of our contract manufacturing internationally, and we intend to increase the use of international contract manufacturers over time. Additional risks associated with international contract manufacturing include:

    - unexpected changes in regulatory requirements;

    - legal uncertainties regarding liability, tariffs and other trade barriers;

    - inadequate protection of intellectual property in some countries;

    - greater incidence of shipping delays;

    - limited oversight of manufacturing operations;

    - potential political and economic instability; and

    - currency fluctuations.

    Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

WE MAY LOSE SALES IF OUR SUPPLIERS FAIL TO MEET OUR NEEDS

    We currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

WE ARE DEPENDENT ON WIDESPREAD MARKET ACCEPTANCE OF TWO PRODUCT FAMILIES, AND OUR REVENUES WILL DECLINE IF THE MARKET DOES NOT CONTINUE TO ACCEPT EITHER OF THESE PRODUCT FAMILIES

    We currently derive substantially all of our revenue from sales of our optical subsystems and network performance test systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems or our network performance test systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs, CATV networks and extended versions of these networks and, in particular, Gigabit Ethernet and Fibre Channel-based technologies as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from the competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

BECAUSE OF INTENSE COMPETITION FOR TECHNICAL PERSONNEL, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL

    We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

CONTINUED RAPID GROWTH WILL STRAIN OUR OPERATIONS AND REQUIRE US TO INCUR COSTS TO UPGRADE OUR INFRASTRUCTURE

    We have experienced a period of rapid growth, which has placed a significant strain on our resources. Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting, material planning and financial reporting, which may result in fluctuations in our operating results and cause the price of our stock to decline. We plan to continue to expand our operations significantly. This anticipated growth will continue to place a significant strain on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could be significantly harmed.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT MAY CAUSE US TO INCUR SIGNIFICANT COSTS, DIVERT OUR ATTENTION FROM PRODUCT DEVELOPMENT EFFORTS AND RESULT IN A LOSS OF CUSTOMERS

    Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and defects may be found from time to time. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY SIGNIFICANTLY HARM OUR BUSINESS

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

CLAIMS THAT WE INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are currently involved in a patent infringement lawsuit. For a more detailed discussion of this lawsuit, please refer to "--We are subject to a pending legal proceeding." In addition, from time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES OPERATION AND RESELLER DISTRIBUTION CHANNELS OR SUCCESSFULLY MANAGE OUR EXPANDED SALES ORGANIZATION, OUR ABILITY TO INCREASE OUR REVENUES WILL BE HARMED

    Historically, we have relied primarily on a limited direct sales organization, supported by third party manufacturers' representatives, to sell our products domestically and on indirect distribution channels to sell our products internationally. Our distribution strategy focuses primarily on developing and expanding our direct sales organization in North America and our indirect distribution channels internationally. We may not be able to successfully expand our direct sales organization and the cost of any expansion may exceed the revenue generated. To the extent that we are successful in expanding our direct sales organization, we cannot assure you that we will be able to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or domestic manufacturers' representatives, of if these resellers or representatives are not successful in their sales or marketing efforts, sales of our products may decrease and our business would be significantly harmed. We have granted exclusive rights to substantially all of our resellers to sell our product and to our representatives to market our products in their specified territories. Our resellers and representatives may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with domestic manufacturer representatives and international resellers would harm our business.

ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND HARM OUR OPERATING RESULTS

    We expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities. Our experience in acquiring other business and technologies is limited. Potential acquisitions also involve numerous risks, including:

    - problems assimilating the purchased operations, technologies or products;

    - unanticipated costs associated with the acquisition;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with suppliers and customers;

    - risks associated with entering markets in which we have no or limited prior experience; and

    - potential loss of key employees of purchased organizations.

    We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could significantly harm our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM WILL CONTINUE TO OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AFTER THE OFFERING, WHICH WILL ALLOW THEM TO CONTROL ALL MATTERS REQUIRING STOCKHOLDER APPROVAL

    Upon completion of this offering, our executive officers, directors and 5% or greater stockholders will beneficially own 28,692,040 shares or approximately 53.16% of the outstanding shares of common stock, or 28,185,358 shares or 52.02%, assuming the full exercise of the underwriters' over-allotment option. These stockholders, acting together, would be able to control all matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock. See "Principal and Selling Stockholders."

IF WE ARE UNABLE TO EXPAND OUR INTERNATIONAL OPERATIONS OR MANAGE THEM EFFECTIVELY, OUR BUSINESS WOULD BE SIGNIFICANTLY HARMED

    Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany and Korea. The growth of our distribution channels outside of North America will be subject to a number of risks and uncertainties, including:

    - the difficulties and costs of obtaining regulatory approvals for our products;

    - unexpected changes in regulatory requirements;

    - legal uncertainties regarding liability, tariffs and other trade barriers;

    - inadequate protection of intellectual property in some countries;

    - increased difficulty in collecting delinquent or unpaid accounts;

    - potentially adverse tax consequences;

    - adoption of different local standards; and

    - potential political and economic instability.

    Any of these factors could significantly harm our existing international operations and business or significantly impair our ability to expand into international markets.

    Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF SUCH A TRANSACTION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS

    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing the board to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder actions by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three-year terms; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    For a more detailed discussion of such anti-takeover provisions, see "Description of Capital Stock."

OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A SIGNIFICANT RETURN ON THE USE OF THESE PROCEEDS

    Net proceeds of this offering are not allocated for a specific purpose. Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our stockholders may not deem desirable. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

OUR HEADQUARTERS AND MOST OF OUR CONTRACT MANUFACTURERS ARE LOCATED IN NORTHERN CALIFORNIA WHERE NATURAL DISASTERS MAY OCCUR

    Currently, our corporate headquarters and most of our contract manufacturers are located in Northern California. Northern California historically has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' property. We presently do not have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer.

SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET SIMULTANEOUSLY, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

    Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which all of our officers, directors and the entities affiliated with them and all of the selling stockholders will agree not to sell or otherwise dispose of any of their shares for a period of 70, 90 or 110 days after the date of this prospectus depending on the date of the final prospectus for this offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, under lock-up agreements entered into in connection with our initial public offering, holders
of approximately       shares of restricted securities are subject to similar
restrictions until May 10, 2000.

    As a result of the lock-up agreements described above and the provisions of Rule 144, Rule 144(k) and Rule 701, additional shares will be available for sale in the public market as follows:

                                                           FINAL PROSPECTUS DATE
                                                     ---------------------------------
                                                      ON OR BEFORE          AFTER
DATE OF AVAILABILITY FOR SALE                        APRIL 21, 2000    APRIL 21, 2000
-----------------------------                        ---------------   ---------------
As of the date of this prospectus..................      9,899,633        9,899,633
May 10, 2000.......................................
70 days after the date of this prospectus..........                              --
90 days after the date of this prospectus..........             --
110 days after the date of this prospectus.........
At various times afterwards upon expiration of
  applicable holding periods.......................

    Moreover, Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE

    The estimated public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Therefore, based on an estimated public offering price of $124.75 per share, if you purchase our common stock in this offering you will suffer immediate dilution of approximately $117.28 per share. If outstanding options for our common stock are exercised, there will be further dilution. See "Dilution."

OUR STOCK PRICE IS VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

    The trading price of our common stock has fluctuated substantially since our initial public offering in November 1999. The stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

    - uncertainty regarding the commercial acceptance of high-speed networking and storage technologies;

    - uncertainty regarding our future operating results;

    - our ability to introduce new products;

    - delays or losses of sales due to long sales and implementation cycles for our products;

    - the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

    - increased demands on our resources due to anticipated growth.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS

    We estimate our net proceeds from the sale of the 2,000,000 shares of common stock offered by Finisar in this offering to be approximately $239.3 million, based on an estimated public offering price of $124.75 per share and after deducting the estimated underwriting discount and offering expenses. If the underwriters excercise their over-allotment option in full, our net proceeds are estimated to be $264.0 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no current commitments or agreements with respect to any of these types of acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank credit agreement currently prohibit the payment of dividends on our capital stock.

                        PRICE RANGE OF OUR COMMON STOCK

    Since our initial public offering on November 11, 1999, our common stock has traded on the Nasdaq National Market under the symbol "FNSR." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

FISCAL YEAR ENDING APRIL 30, 2000                                  HIGH            LOW
---------------------------------                             --------------   -----------
Third Quarter (from November 11, 1999)......................  $115 1/4         $    63 1/2
Fourth Quarter (through March 15, 2000).....................  $148 15/16       $    60 3/8

    On March 15, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $124.75 per share.

                                 CAPITALIZATION

    The following table sets forth our short-term debt and total capitalization as of January 31, 2000:

    - on an actual basis; and

    - as adjusted to reflect the sale of 2,000,000 shares of common stock by Finisar in this offering, at an estimated public offering price of $124.75 per share after deducting the estimated underwriting discount and offering expenses, and our receipt and application of the net proceeds.

                                                                 JANUARY 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Current portion of capital lease obligations................  $     21     $     21
                                                              ========     ========

Long-term portion of capital lease obligations and other
  long-term liabilities.....................................  $    154     $    154

Stockholders' equity:

    Preferred stock, $0.001 par value; 5,000,000 shares
      authorized, no shares issued or outstanding, actual
      and as adjusted.......................................        --           --

    Common stock, $0.001 par value; 200,000,000 shares
      authorized, 51,253,428 shares issued and outstanding,
      actual; 53,253,428 issued and outstanding, as adjusted
      (1)...................................................        51           53

    Additional paid-in capital..............................   194,262      433,604

    Notes receivable from stockholders......................    (3,696)      (3,696)

    Deferred stock compensation.............................   (11,143)     (11,143)

    Unrealized loss on short-term investments...............       (57)         (57)

    Retained earnings (accumulated deficit).................   (21,102)     (21,102)
                                                              --------     --------

      Total stockholders' equity............................   158,315      397,659
                                                              --------     --------

        Total capitalization................................  $158,469     $397,813
                                                              ========     ========

------------------------

(1) Excludes:

    - 1,957,152 shares of common stock issuable upon exercise of options outstanding at January 31, 2000 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $5.0626 per share, and an additional 4,725,855 shares reserved for issuance under our 1999 stock option plan as of January 31, 2000; and

    - 250,000 shares of common stock reserved for issuance under our 1999 employee stock purchase plan.

    See "Management--Stock Plans," "Description of Capital Stock" and Note 6 to our financial statements.

                                    DILUTION

    The net tangible book value of our common stock as of January 31, 2000 was approximately $158.2 million, or $3.09 per share. Net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect to the sale of the 2,000,000 shares of common stock by us in this offering, at an assumed public offering price of $124.75 per share, and after deducting the estimated underwriting discount and offering expenses payable by us, the pro forma net tangible book value of our common stock would have been $397.6 million, or $7.47 per share. This represents an immediate increase in net tangible book value of $4.38 per share to existing stockholders and an immediate dilution of $117.28 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share.............................             $124.75
                                                                         -------
  Net tangible book value per share as of January 31,
    2000....................................................   $3.09
  Increase per share attributable to new investors..........    4.38
                                                               -----
Pro forma net tangible book value per share after this
  offering..................................................                7.47
                                                                         -------
Dilution per share to new investors.........................             $117.28
                                                                         =======

    The following table summarizes, on a pro forma basis, as of January 31, 2000:

    - the number of shares of common stock purchased from us;

    - the total consideration paid to us;

    - the average price per share paid by existing stockholders; and

    - the average price per share paid by new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
Existing stockholders...................  51,253,428       96%    $181,675,005       42%       $  3.54
New investors...........................   2,000,000        4      249,500,000       58         124.75
                                          ----------    -----     ------------    -----
    Total...............................  53,253,428    100.0%    $431,175,005    100.0%
                                          ==========    =====     ============    =====

    The foregoing table assumes no exercise of the underwriters' over-allotment option. See "Underwriting" and "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the years ended April 30, 1997, 1998 and 1999 and the balance sheet data as of April 30, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The balance sheet data as of April 30, 1997 are derived from audited financial statements not included in this prospectus. The statement of operations data set forth below for the years ended April 30, 1995 and 1996 and the balance sheet data as of April 30, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus. The statement of operations data set forth below for the nine month periods ended January 31, 1999 and 2000 and the balance sheet data as of January 31, 2000 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the nine months ended January 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2000, or any other future period.

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                               FISCAL YEAR ENDED APRIL 30,                    JANUARY 31,
                                                   ----------------------------------------------------   -------------------
                                                     1995       1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................  $ 2,684    $ 5,660     $8,457    $22,067    $35,471    $23,181    $46,466
  Cost of revenues...............................      862      3,122      3,438      8,705     15,514      9,895     22,252
                                                   -------    -------     ------    -------    -------    -------    -------
  Gross profit...................................    1,822      2,538      5,019     13,362     19,957     13,286     24,214
                                                   -------    -------     ------    -------    -------    -------    -------
  Operating expenses:
    Research and development.....................      745      1,442      2,536      3,806      7,864      5,048     10,051
    Sales and marketing..........................      144        116        645      1,629      4,145      2,864      5,080
    General and administrative...................      279        280        464        833      2,299      1,203      2,597
    Amortization of deferred stock
      compensation...............................       --         --         --         --        428        219      3,791
                                                   -------    -------     ------    -------    -------    -------    -------
      Total operating expenses...................    1,168      1,838      3,645      6,268     14,736      9,334     21,519
                                                   -------    -------     ------    -------    -------    -------    -------
  Income from operations.........................      654        700      1,374      7,094      5,221      3,952      2,695
  Interest income (expense), net.................        1         10         13          5       (275)      (131)     1,169
  Other income (expense), net....................       --         --         --        (25)       (28)         4        (72)
                                                   -------    -------     ------    -------    -------    -------    -------
  Income before income taxes.....................      655        710      1,387      7,074      4,918      3,825      3,792
  Provision for income taxes.....................      222        247        440      2,715      1,873      1,410      2,583
                                                   -------    -------     ------    -------    -------    -------    -------
  Net income.....................................  $   433    $   463     $  947    $ 4,359    $ 3,045    $ 2,415    $ 1,209
                                                   =======    =======     ======    =======    =======    =======    =======
  Net income per share:
    Basic........................................  $  0.01    $  0.01     $ 0.02    $  0.10    $  0.08    $  0.07    $  0.03
                                                   =======    =======     ======    =======    =======    =======    =======
    Diluted......................................  $  0.01    $  0.01     $ 0.02    $  0.10    $  0.07    $  0.06    $  0.03
                                                   =======    =======     ======    =======    =======    =======    =======
  Shares used in per share calculations:
    Basic........................................   44,000     44,000     44,000     43,753     36,860     36,638     34,628
                                                   =======    =======     ======    =======    =======    =======    =======
    Diluted......................................   44,000     44,000     44,000     43,753     44,938     42,424     46,029
                                                   =======    =======     ======    =======    =======    =======    =======

                                                                        APRIL 30,
                                                   ----------------------------------------------------              JANUARY 31,
                                                     1995       1996       1997       1998       1999                   2000
                                                   --------   --------   --------   --------   --------              -----------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments.................................   $   474    $   772    $   422     $  722    $  5,044               $134,115
  Working capital...............................       757        856      1,685      5,730      13,011                152,121
  Total assets..................................     1,277      1,948      2,987      7,761      20,955                168,705
  Long-term portion of note payable and capital
    lease obligations, and other long-term
    liabilities.................................        --         --         --        416      11,032                    154
  Convertible redeemable preferred stock........        --         --         --         --      26,260                     --
  Total stockholders' equity (deficit)..........       678      1,141      2,088      6,447     (21,503)               158,315

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.

OVERVIEW

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over local area networks, or LANs, and storage area networks, or SANs. Additionally, we have recently developed products for digitizing the return path of a CATV network and for aggregating data traffic in extended networks. We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    We were incorporated in 1987 and funded our initial product development efforts largely through revenues derived under research and development contracts. After shipping our first product in 1991, we continued to finance our operations principally through internal cash flow and periodic bank borrowings until November 1998. At that time we raised $5.6 million of net proceeds from the sale of equity securities and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of shares of our common stock.

    Our revenues are derived principally from sales of our optical subsystems and network performance test systems to networking and storage systems manufacturers. Sales to our two largest customers accounted for 45.9% of our revenues for the fiscal year ended April 30, 1999 and 50.7% of our revenues for the nine months ended January 31, 2000. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    We sell our products through our direct sales force, with the support of our manufacturers' representatives, directly to domestic customers and indirectly through distribution channels to international customers. We recognize revenues at the time of shipment. The evaluation and qualification cycle prior to the initial sale for our optical subsystems may span a year or more, while the sales cycle for our test systems is usually considerably shorter. Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany, and Korea.

    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and a rapid growth in unit volumes as manufacturers continue to deploy network and storage systems. We anticipate that our average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty.

    Our cost of revenues consists of materials, salaries and related expenses for manufacturing personnel, manufacturing overhead and warranty expense. We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control at our facility in Sunnyvale, California. Accordingly, a significant portion of our cost of revenues consists of payments to our contract manufacturers. There can be no assurance that we will be able to reduce our cost of revenues to keep pace with anticipated decreases in average selling prices.

    Our gross profit margins vary among our product families, and our gross margins are generally higher on our network performance test systems than on our optical subsystems. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs. As a result of a significant growth in sales of optical subsystem products over the past several quarters, including sales of new products to a number of new customers, we have experienced a sustained product shift toward a greater percentage of optical subsystem products resulting in a decline in overall gross margins. We expect this trend to continue over the next few quarters.

    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

    Sales and marketing expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization. We therefore expect that our sales and marketing expenses will increase in future periods.

    General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future. General and administrative expenses are also likely to be affected in future periods by significant legal fees and expenses incurred in connection with pending patent litigation.

    In connection with the grant of stock options to employees between August 1, 1998 and October 15, 1999, we recorded deferred stock compensation of $2.4 million in fiscal 1999, and $13.0 million in the nine months ended
January 31, 2000, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholder's equity, with accelerated amortization recorded over the vesting period which is typically five years. We amortized $428,000 and $3.8 million of deferred compensation during fiscal 1999 and the nine months ended January 31, 2000. We expect to record additional amortization expense relating to deferred stock compensation approximately as follows: $1.7 million during the fourth quarter of fiscal 2000, $4.4 million during fiscal 2001, $2.7 million during fiscal 2002, $1.5 million during fiscal 2003 and $850,000 thereafter. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                           FISCAL YEAR ENDED APRIL 30,                JANUARY 31,
                                                       ------------------------------------      ----------------------
                                                         1997          1998          1999          1999          2000
                                                       --------      --------      --------      --------      --------
Revenues.........................................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of revenues.................................        40.7          39.4          43.7          42.7          47.9
                                                        -----         -----         -----         -----         -----
Gross profit.....................................        59.3          60.6          56.3          57.3          52.1
                                                        -----         -----         -----         -----         -----
Operating expenses:
  Research and development.......................        30.0          17.2          22.2          21.8          21.6
  Sales and marketing............................         7.6           7.4          11.7          12.4          10.9
  General and administrative.....................         5.5           3.8           6.5           5.2           5.6
  Amortization of deferred stock compensation....          --            --           1.1           0.9           8.2
                                                        -----         -----         -----         -----         -----
    Total operating expenses.....................        43.1          28.4          41.5          40.3          46.3
                                                        -----         -----         -----         -----         -----
Income from operations...........................        16.2          32.2          14.8          17.0           5.8
Interest income (expense), net...................         0.2           0.0          (0.8)         (0.6)          2.5
Other income (expense), net......................          --          (0.1)         (0.1)           --          (0.1)
                                                        -----         -----         -----         -----         -----
Income before income taxes.......................        16.4          32.1          13.9          16.4           8.2
Provision for income taxes.......................         5.2          12.3           5.3           6.0           5.6
                                                        -----         -----         -----         -----         -----
Net income.......................................        11.2%         19.8%          8.6%         10.4%          2.6%
                                                        =====         =====         =====         =====         =====

COMPARISON OF NINE MONTHS ENDED JANUARY 31, 2000 AND JANUARY 31, 1999

    REVENUES. Revenues increased 100% from $23.2 million for the nine months ended January 31, 1999 to $46.5 million for the nine months ended January 31, 2000. This reflects a 131% increase in sales of optical subsystems from $13.5 million for the nine months ended January 31, 1999 to $31.2 million for the nine months ended January 31, 2000 and a 58% increase in sales of test systems from $9.7 million for the nine months ended January 31, 1999 to $15.2 million for the nine months ended January 31, 2000. Sales of optical subsystems and test systems represented 67.2% and 32.8%, respectively, of total revenues for the nine months ended January 31, 2000, and 58.3% and 41.7%, respectively, for the nine months ended January 31, 1999. Sales to our two principal customers during the nine month periods ended January 31, 1999 and 2000 were as follows:

                                                                    SALES (IN                   PERCENTAGE OF
                                                                    MILLIONS)                     REVENUES
                                                             -----------------------       -----------------------
                                                                   NINE MONTHS                   NINE MONTHS
                                                                      ENDED                         ENDED
                                                                   JANUARY 31,                   JANUARY 31,
                                                             -----------------------       -----------------------
                                                               1999           2000           1999           2000
                                                             --------       --------       --------       --------
Newbridge Networks....................................         $5.1          $13.5          22.1%          29.1%
EMC...................................................         $6.2          $10.0          26.5%          21.6%

    GROSS PROFIT. Gross profit increased from $13.3 million for the nine months ended January 31, 1999 to $24.2 million for the nine months ended January 31, 2000. As a percentage of revenues, gross profit decreased from 57.3% for the nine months ended January 31, 1999 to 52.1% for the nine months ended
January 31, 2000. The lower gross margin reflects lower average selling prices for optical subsystems as a result of increased shipment levels and a higher percentage of total revenue from the sale of optical subsystems (67.2% vs. 58.3%) which generally have lower gross margins than test systems.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 99% from $5.0 million for the nine months ended January 31, 1999 to $10.1 million for the nine months ended January 31, 2000. This increase was primarily related to higher compensation expense resulting from higher manpower levels and increased expenditures for materials purchased for product development programs. Research and development expenses as a percentage of revenue remained relatively unchanged at 21.6% for the nine months ended January 31, 2000 compared to 21.8% for the prior year period.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased 77% from $2.9 million for the nine months ended January 31, 1999 to $5.1 million for the first nine months ended January 31, 2000. This increase was primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percent of revenues decreased from 12.4% for the nine months ended January 31, 1999 to 10.9% for the current period.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 116% from $1.2 million for the nine months ended January 31, 1999 to $2.6 million for the nine months ended January 31, 2000. This increase was related to higher compensation expense resulting from higher manpower levels and increased expenses for professional services, primarily legal and accounting services. General and administrative expenses increased as a percent of revenues from 5.2% for the nine months ended January 31, 1999 to 5.6% for the current period.

    INTEREST INCOME (EXPENSE), NET. Interest income, net of interest expense, of $1.2 million for the nine months ended January 31, 2000, compares to net interest expense of $131,000 in the prior year. The increase in interest income was the result of an increase in cash balances resulting from the Company's initial public offering in November 1999. Interest expense in the prior year is related primarily to borrowings of $11.0 million commencing in November of 1998 which was repaid from the proceeds of the public offering in November 1999.

    PROVISION FOR INCOME TAXES. The provision for income taxes increased from $1.4 million for the nine months ended January 31, 1999 based on an effective rate of 35% to $2.6 million for the nine months ended January 31, 2000 based on a projected annual effective tax rate of 34%, excluding the impact of deferred stock compensation charges of 34%. The projected annual effective tax rate differs from the statutory rate primarily due to state taxes offset by research and development credits and projected benefits from a foreign sales corporation. See Note 7 to our financial statements.

COMPARISON OF FISCAL YEARS ENDED APRIL 30, 1997, 1998 AND 1999

    REVENUES. Revenues increased from $8.5 million in fiscal 1997 to $22.1 million in fiscal 1998 and $35.5 million in fiscal 1999. The 161% increase from fiscal 1997 to fiscal 1998 reflected increased unit sales across both of our product lines, with sales of optical subsystems and network performance test systems representing 75.8% and 24.2% of revenues, respectively, in fiscal 1998, compared to 71.9% and 28.1% in fiscal 1997. The 61% increase from fiscal 1998 to fiscal 1999 was primarily due to increased unit sales of test systems which accounted for 40.1% of revenues in fiscal 1999, while optical subsystems accounted for 59.9%. Sales to our two principal customers during fiscal 1997, 1998 and 1999 were as follows:

                                                          SALES (IN MILLIONS)             PERCENTAGE OF REVENUES
                                                     ------------------------------   ------------------------------
                                                       1997       1998       1999       1997       1998       1999
                                                     --------   --------   --------   --------   --------   --------
Newbridge Networks.................................    $3.5       $9.7       $8.9      41.6%      43.9%      25.1%
EMC................................................    $0.1       $3.2       $8.5       1.2%      14.6%      24.1%

    GROSS PROFIT. Gross profit increased from $5.0 million in fiscal 1997 to $13.4 million in fiscal 1998 and $20.0 million in fiscal 1999. With product mix remaining relatively unchanged between fiscal 1997 and 1998, our gross profit margin remained relatively constant at 59.3% in fiscal 1997 and 60.6% in fiscal 1998. Our gross profit margin decreased to 56.3% in fiscal 1999 reflecting startup costs associated with the introduction of new optical subsystem products and lower average selling prices for some optical subsystems which more than offset the shift in product mix toward a greater percentage of higher-margin test system sales.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from $2.5 million in fiscal 1997 to $3.8 million in fiscal 1998 and $7.9 million in fiscal 1999. The 50% increase from fiscal 1997 to fiscal 1998 was primarily due to an increase in the number of research and development personnel. The 107% increase from fiscal 1998 to fiscal 1999 was primarily related to an increase in the number of research and development personnel and increased expenditures related to prototype development. Research and development expenses declined as a percentage of revenues from 30.0% in fiscal 1997 to 17.2% in fiscal 1998 reflecting the 161% increase in revenues, but increased to 22.2% in fiscal 1999.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased from $645,000 in fiscal 1997 to $1.6 million in fiscal 1998 and $4.1 million in fiscal 1999. The 153% increase from fiscal 1997 to fiscal 1998 and the 154% increase from fiscal 1998 to fiscal 1999 were each primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percentage of revenues remained relatively unchanged at 7.6% in fiscal 1997 compared to 7.4% in fiscal 1998, but increased to 11.7% in fiscal 1999.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $464,000 in fiscal 1997 to $833,000 in fiscal 1998 and $2.3 million in fiscal 1999. The 80% increase in fiscal 1998 was primarily related to an increase in the number of administrative personnel. The 176% increase in fiscal 1999 was primarily related to an expense of $397,000 in connection with the relocation of our primary operations from Mountain View, California to our new facility in Sunnyvale, California as well as increased expenditures for legal and other professional services. General and administrative expenses declined as a percentage of revenues from 5.5% in fiscal 1997 to 3.8% in fiscal 1998 and increased to 6.5% in fiscal 1999.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net remained relatively unchanged from fiscal 1997 to fiscal 1998. In fiscal 1999, interest expense of $275,000 reflected borrowings under our $11.0 million term loan beginning in November 1998.

    PROVISION FOR INCOME TAXES. The provision for income taxes increased from $440,000 in fiscal 1997 to $2.7 million in fiscal 1998 and decreased to $1.9 million in fiscal 1999. The provision for income taxes is based on annual effective tax rates of 31.7%, 38.4% and 35.0%, excluding the impact of deferred stock compensation charges of 3.1%. The annual effective tax rates differ from the statutory rate primarily due to state taxes, offset by research and development tax credits. See Note 7 to our financial statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited quarterly statement of operations data for the seven fiscal quarters ended January 31, 2000, and such data expressed as a percentage of revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

                                                              THREE MONTHS ENDED
                                  ---------------------------------------------------------------------------
                                  JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,   JULY 31,   OCT. 31,   JAN. 31,
                                    1998       1998       1999       1999        1999       1999       2000
                                  --------   --------   --------   ---------   --------   --------   --------
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues......................   $6,794     $7,402     $8,985     $12,290    $13,879    $16,077    $16,510
  Cost of revenues..............    2,666      3,058      4,171       5,619      6,252      7,878      8,122
                                   ------     ------     ------     -------    -------    -------    -------
  Gross profit..................    4,128      4,344      4,814       6,671      7,627      8,199      8,388
                                   ------     ------     ------     -------    -------    -------    -------
  Operating expenses:
    Research and development....    1,394      1,764      1,890       2,816      2,840      3,333      3,878
    Sales and marketing.........      833        871      1,160       1,281      1,542      1,895      1,643
    General and
      administrative............      298        421        484       1,096        759        864        974
    Amortization of deferred
      stock compensation........       --         99        120         209        287      1,723      1,781
                                   ------     ------     ------     -------    -------    -------    -------
      Total operating
        expenses................    2,525      3,155      3,654       5,402      5,428      7,815      8,276
                                   ------     ------     ------     -------    -------    -------    -------
  Income from operations........    1,603      1,189      1,160       1,269      2,199        384        112
  Interest income (expense),
    net.........................       (7)        17       (141)       (144)       (89)       (84)     1,342
  Other income (expense), net...       25         --        (21)        (32)       (28)       (28)       (16)
                                   ------     ------     ------     -------    -------    -------    -------
  Income before income taxes....    1,621      1,206        998       1,093      2,082        272      1,438
  Provision for income taxes....      568        458        384         463        829        659      1,095
                                   ------     ------     ------     -------    -------    -------    -------
  Net income (loss).............   $1,053     $  748     $  614     $   630    $ 1,253    $  (387)   $   343
                                   ======     ======     ======     =======    =======    =======    =======

AS A PERCENTAGE OF REVENUES:
  Revenues......................    100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
  Cost of revenues..............     39.2       41.3       46.4        45.7       45.0       49.0       49.2
                                   ------     ------     ------     -------    -------    -------    -------
  Gross profit..................     60.8       58.7       53.6        54.3       55.0       51.0       50.8
                                   ------     ------     ------     -------    -------    -------    -------
  Operating expenses:
    Research and development....     20.5       23.8       21.1        22.9       20.5       20.7       23.5
    Sales and marketing.........     12.3       11.8       12.9        10.4       11.1       11.8        9.9
    General and
      administrative............      4.4        5.7        5.4         8.9        5.5        5.4        5.9
    Amortization of deferred
      compensation..............       --        1.3        1.3         1.7        2.1       10.7       10.8
                                   ------     ------     ------     -------    -------    -------    -------
      Total operating
        expenses................     37.2       42.6       40.7        43.9       39.2       48.6       50.1
                                   ------     ------     ------     -------    -------    -------    -------
  Income from operations........     23.6       16.1       12.9        10.4       15.8        2.4        0.7
  Interest income (expense),
    net.........................     (0.1)       0.2       (1.6)       (1.2)      (0.6)      (0.5)       8.1
  Other income (expense), net...      0.4         --       (0.2)       (0.3)      (0.2)      (0.2)      (0.1)
                                   ------     ------     ------     -------    -------    -------    -------
  Income before income taxes....     23.9       16.3       11.1         8.9       15.0        1.7        8.7
  Provision for income taxes....      8.4        6.2        4.3         3.8        6.0        4.1        6.6
                                   ------     ------     ------     -------    -------    -------    -------
  Net income (loss).............     15.5%      10.1%       6.8%        5.1%       9.0%      (2.4)%      2.1%
                                   ======     ======     ======     =======    =======    =======    =======

    Revenues increased steadily over the last seven quarters as a result of increased unit sales to an expanding customer base. The 37% increase in revenues for the three months ended April 30, 1999 was primarily due to substantial increases in shipments to several of our major customers and the introduction of a new optical subsystem product.

    Gross profit margins declined over the seven-quarter period, principally as a result of a shift in product mix toward a greater percentage of lower margin optical subsystem products and a lower percentage of higher margin test systems. Gross margins were also negatively impacted in the second half of fiscal 1999 by start-up costs associated with the introduction of new optical subsystem products and lower average selling prices for some optical subsystems.

    Quarterly increases in operating expenses reflected the continued expansion of our operations throughout the seven-quarter period. An expense of $397,000 in connection with the relocation of our primary operations to our new facility was included in general and administrative expenses for the quarter ended April 30, 1999. Income from operations was adversely affected in the quarters ended October 31, 1999 and January 31, 2000 by increased amortization of deferred compensation. Net interest expense increased significantly beginning in the three months ended January 31, 1999 as a result of the $11.0 million term loan in November 1998. The net interest income in the quarter ended January 31, 2000 reflected increased cash balances following our initial public offering in November 1999 and the repayment of the term loan from the proceeds of the offering.

    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

    Most of our expenses, such as employee compensation and lease payments for facilities and equipment are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenues and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

    From our inception through November 1998, we financed our operations primarily through internal cash flow and periodic bank borrowings. In
November 1998, we raised $5.6 million of net proceeds from the sale of preferred stock and bank borrowings to fund the continued growth and development of our business. In November 1999, we received net proceeds of $151.0 million from the initial public offering of our common stock.

    As of January 31, 2000, our principal sources of liquidity were $134.1 million in cash, cash equivalents and short-term investments, and $6.5 million available under a revolving loan facility that matures October 31, 2003. Borrowings under the facility are collateralized by substantially all of our assets and bear interest at our election at the time of borrowing at either the London Interbank Offering Rate or the bank's prime rate. There were no borrowings under this facility as of January 31, 2000.

    Net cash provided by operating activities was $742,000 in fiscal 1998 and $1.1 million in fiscal 1999, and $4.0 million was used in operating activities in the nine months ended January 31, 2000. Cash provided by operations during fiscal 1998 and 1999 was primarily a result of continued growth in revenues and net income offset in part by an increase in related assets and liabilities for working capital purposes. The use of net cash in operating activities in the nine months ended January 31, 2000 was primarily a result of continuing growth in revenues and net income and an increase in assets and liabilities for working capital purposes.

    Net cash used in investing activities was $855,000 in fiscal 1998, $2.1 million in fiscal 1999 and $72.3 million in the nine months ended
January 31, 2000. Net cash used in investing activities for fiscal 1998 and 1999 consisted primarily of purchases of equipment. Net cash used in investing activities in the nine months ended January 31, 2000 consisted primarily of short-term investments consisting of securities that mature greater than 90 days from January 31, 2000. Other investing activities consisted primarily of purchases of equipment and leasehold improvements.

    Net cash provided by financing activities was $413,000 in fiscal 1998, $5.4 million in fiscal 1999, and $137.6 million in the nine months ended January 31, 2000. Net cash provided by financing activity in fiscal 1999 primarily consisted of net proceeds of $26.3 million from the sale of preferred stock and $11.0 million in bank borrowings under a term loan, offset by $31.7 million used to repurchase shares of our outstanding common stock. Net cash provided by financing activities in the nine months ended January 31, 2000 reflected net proceeds to us of $151.0 million from the initial public offering of our common stock in November 1999. Following the offering, $11.0 million of the net proceeds was used to repay debt and $2.6 million was used to redeem preferred stock.

    We had no material commitments for capital expenditures at January 31, 2000, but we expect these expenditures to total approximately $5.0 million in fiscal 2000 and $5.0 million in fiscal 2001. These expenditures will primarily be for equipment, furniture and leasehold improvements. We also have total minimum lease obligations of $11.6 million from January 31, 2000 through April 30, 2007, under non-cancelable operating and capital leases.

    We believe that our existing balances of cash and cash equivalents, together with the net proceeds of this offering, our available credit facilities and cash flow expected to be generated from our future operations, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our exposure to market risk for changes in interest rates is primarily associated with our investment portfolio. We place our investments with high credit issuers in short-term securities with maturities ranging from overnight to 36 months. The average maturity of our portfolio does not exceed 18 months. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We have no investments denominated in foreign country currencies and therefore our investments are not subject to foreign exchange risk.

IMPACT OF YEAR 2000

    Many computer systems and software products were coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields were required to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "year 2000" requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Prior to December 31, 1999, we completed our assessment of the ability of our products to operate properly in the year 2000, as well as an assessment of the computers, software applications and equipment used in connection with our internal operations and determined that no year 2000-related problems existed that could not be remediated by the replacement of relatively inexpensive equipment. Although we have not experienced year 2000-related problems to date, it is possible that, even after January 1, 2000, year 2000-related issues may cause problems or disruptions. While we believe that all of our products and systems are year 2000 compliant, we cannot assure you that we will not discover a problem during the year 2000 and experience unanticipated material costs due to undetected errors or defects. Also, failure of other systems used by our customers may adversely affect the performance of our products, which may in turn adversely affect our business. Should any such problem arise, it is possible that customers or third parties might seek indemnification or damages from us as a result of year 2000 issue-related errors caused by or not prevented by our products. We cannot predict the extent to which we might be liable for such costs but it is still conceivable that year 2000 problems could result in substantial expenditures.

RECENT ACCOUNTING PRONOUNCEMENT

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently evaluating the impact of SAB 101. Should we determine that a change in our accounting policy is necessary, such a change will be made effective May 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Financial statements for prior periods would not be restated.

                                    BUSINESS

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over local area networks, or LANs, and storage area networks, or SANs. Additionally, we have recently developed products for digitizing the return path of a cable television, or CATV, network and for aggregating data traffic in extended networks. We are focused on providing high-performance, reliable, value-added optical subsystems, which convert electrical signals into optical signals, for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel, which are advanced transmission protocols used in LAN and SAN applications. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Newbridge Networks and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks.

INDUSTRY BACKGROUND

    The ubiquity of computing by businesses, organizations and individuals worldwide and the need to interconnect multiple computing and storage devices to enable widespread communications has given rise to the multi-billion dollar computer networking and storage industries. There has been a rapid growth in the number of corporate and residential users accessing communications networks. This growth has resulted in large-scale equipment expenditures by enterprises and service providers to develop and expand their network and storage infrastructures. Networking and storage equipment expenditures are also accelerating due to the need to upgrade equipment to reliably accommodate data traffic which requires greater transmission capacity, or bandwidth, such as e-commerce and online transaction processing-related traffic, multimedia file transfers and movement of large blocks of stored data across networks. The transmission and storage of data has become increasingly mission-critical as enterprises increasingly rely on data-intensive applications to support a wider range of functions over a geographically dispersed employee and customer base. The continuing expansion of the network infrastructure, the growing number of users accessing networks, the need to accommodate higher bandwidth, and the increasingly mission-critical nature of data networking and storage networking have created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology.

  EVOLUTION OF NETWORKS, NETWORKING SYSTEMS AND NETWORKING PROTOCOLS

    GIGABIT ETHERNET AND LOCAL AREA NETWORKS. Early LANs were implemented to connect a limited number of users within relatively close proximity. Most of these LANs used the Ethernet transmission protocol which was developed to allow users to access the LAN and share basic common services such as file servers and printers. Because these early LANs had relatively limited performance requirements, short connection distances and low transmission speeds, systems on these LANs were generally connected by copper cabling.

    As deployment of LANs increased, Ethernet became the predominant LAN technology, with a greater than 95% market share in 1998 in terms of port shipments according to the Dell'Oro Group. As bandwidth needs and server processing power increased and larger numbers of users strained the early LAN infrastructure, Ethernet technology evolved from the original 10 megabits per second, or Mbps, version to 100 Mbps Fast Ethernet. In response to continually increasing bandwidth and performance requirements, Gigabit Ethernet technology, which operates at 1,000 Mbps, was introduced in 1998. Dataquest estimates that sales of Gigabit Ethernet switches will increase from $364 million in 1998 to over $3.7 billion in 2002, representing a compound annual growth rate of 79%. These switches contain varying numbers of ports which serve as the connection to the network. According to

Dataquest, the number of Gigabit Ethernet port shipments is projected to grow from 211,000 in 1998 to over 6 million in 2002, representing a compound annual growth rate of 130%. Most of these Gigabit Ethernet ports will rely on fiber optic subsystems, which allow data to be transmitted accurately, at very high speeds and over long distances. Although the transmission speeds currently offered by Gigabit Ethernet are expected to meet the increasing bandwidth needs of enterprise and service provider networks for the near future, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. Because of the scalability and migration capacity built into the Gigabit Ethernet protocol, manufacturers developing these systems are able to leverage this standard much as they did when they migrated from 100 Mbps Fast Ethernet to 1,000 Mbps Gigabit Ethernet. This next generation of high-speed networking systems will require even higher performance fiber optic subsystems.

    FIBRE CHANNEL AND STORAGE AREA NETWORKS. Like data networking technology, data storage technology has evolved rapidly over the past decade. Traditionally, storage devices were connected to a single server and LAN in close proximity using a standard interface protocol known as the Small Computer Systems Interface, or SCSI. SCSI currently allows storage devices and servers to communicate at a maximum speed of 80 megabytes per second, over a maximum transmission distance of 12 meters and supports a maximum of 15 devices on a single bus. Although these distances and speeds were sufficient for early storage applications, SCSI has become a limiting technology for emerging storage applications, which require networking at high speeds over long distances and need to interconnect large numbers of users.

    In recent years, demand has increased for faster, more efficient interconnection of data storage systems with servers and LANs. Contributing to this demand are:

    - the need to connect increasing numbers of storage devices and servers to a growing number of users;

    - the need to interconnect servers and storage systems supplied by multiple vendors;

    - the increasingly mission-critical nature of stored data and the need for rapid access to this data; and

    - the expense and complexity associated with managing increasingly large amounts of data storage.

    Although advances in technology, including the recent development of Gigabit Ethernet, increased LAN transmission speeds by more than 1,000 times during the 1990s, storage-to-server data transmission speeds on SCSI-based systems increased by less than ten times during this period. This speed disparity created a bottleneck between storage systems and servers and the LANs connected to those servers. Recently, the Fibre Channel interconnect protocol has been standardized to address the speed, distance and connectivity limitations of SCSI-based storage while maintaining backward compatibility with the installed base of SCSI-based storage systems. Fibre Channel allows up to 126 devices to communicate at rates up to 1.062 Gbps over distances of up to 10 kilometers. The Fibre Channel protocol has enabled the development of high-speed storage area networks, or SANs, which provide the interconnection between storage systems and servers.

    Fibre Channel-based SANs provide many benefits, including transmission speeds comparable to high-speed LANs and transmission distances which allow broader sharing of resources. SANs also enable enhanced network applications such as storage backup, and better overall storage management achievable through centralized storage resources. IDC projects that the market for Fibre Channel systems will grow from $2.2 billion in 1998 to over $19.6 billion in 2002, representing a compound annual growth rate of 73%. In addition, emf Associates forecasts the number of Fibre Channel port shipments will grow from 2.2 million in 1998 to over 46.7 million in 2002, representing a compound annual growth rate of 115%. Most of these ports will rely on fiber optic subsystems to transmit and receive data at very high speeds with high accuracy, and often over long distances. Like manufacturers of Gigabit Ethernet-based LAN systems, Fibre Channel-based SAN system manufacturers are already developing the next generation of SAN products with speeds of 2.125 Gbps, twice as fast as current Fibre Channel speeds. Like Gigabit Ethernet, the Fibre Channel protocol is scalable, allowing for the potential development of systems with speeds of over 8 Gbps. The speeds contemplated by future generation SAN systems will require even higher performance fiber optics subsystems.

    In addition to SANs, Fibre Channel technology is being used in other high-speed data communications applications including the interconnection of clusters of switches based on the asynchronous transfer mode, or ATM, protocol. ATM switches are often used in service provider network cores to switch traffic between multiple networks. In these core networks, multiple switches are often grouped together in a service provider's central office. The interconnections between these systems are often provided by Fibre Channel-based subsystems which allow high-speed, cost-effective communication links between these switches.

    EXTENDED LANS AND SANS. As technologies such as Gigabit Ethernet and Fibre Channel have enabled transmission of data at higher speeds over longer distances than previous networking technologies permitted, they have allowed the geographic extension of LANs and SANs over installed but unused fiber optic cable, known as "dark" fiber lines. Enterprises have recently begun to lease dark fiber from service providers to implement these extended networks. These extended LANs and SANs can interconnect network systems throughout a corporate campus or metropolitan area rather than only within a single building. Extended networks enable organizations to use their networks for enhanced applications such as real-time backup storage at distances of up to 120 kilometers for disaster protection. In addition, by using dark fiber lines, extended data networks can offer organizations a potentially cost-effective way to address increased bandwidth requirements. We believe that future extended networks will incorporate both Fibre Channel and Gigabit Ethernet transmission protocols. As with shorter-distance LANs and SANs, these extended networks will require high-performance fiber optic subsystems.

    CABLE TELEVISION NETWORKS. Cable television networks have traditionally relied on the use of radio frequency, or RF, analog transmission to broadcast video signals over copper cable. The initial objective of these networks was to provide one-way broadcast of video channels to the home. These early networks relied on multiple amplifiers in order to compensate for the loss of signal strength over distance caused by the use of copper cable as the transmission medium.

    Since the early 1990's, CATV operators have greatly expanded their ability to offer a growing array of entertainment services by upgrading their networks with fiber optic technologies in order to reduce the number of amplifiers needed to transmit signals to the home, expand capacity and enhance the reliability of their networks. While operators realize several benefits as a result of upgrading their networks in this manner, the fiber optic technologies deployed to date continue to use RF analog transmission to send signals.

    With the rapid growth in Internet-related services, the demand for two-way interactive CATV services has increased dramatically. The transformation of a one-way broadcast network to a two-way interactive network requires that the signals originating at each home be aggregated at a node before being sent back to the CATV network headend. This transformation, using analog signal transmission for the return path, involves numerous technical challenges because the electrical noise originating at each home is also aggregated before being transmitted. This aggregation of noise limits the amount of bandwidth and distance over which these return signals can be transmitted. For this reason, a substantial portion of CATV networks have not been upgraded for two-way transmission and those operators who have implemented analog return path systems are limited with respect to their ability to carry two-way traffic.

  DEMAND FOR HIGH-SPEED DATA COMMUNICATION TEST SYSTEMS

    The design and development of data and storage networking systems require extensive testing to ensure system performance and reliability. As new, highly complex transmission protocols such as

Gigabit Ethernet and Fibre Channel have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems. Other new technologies are continually being developed, such as the Infiniband transmission protocol, which is being engineered to interconnect clusters of computer devices. In the past, many systems manufacturers designed their own test equipment each time they developed a new product. However, as the pace of technological change has accelerated, the performance requirements of data communications systems have increased and competition has afforded shorter market windows within which manufacturers can develop and introduce new products. Thus, system manufacturers have increasingly focused on the design and development of their own products and turned to specialized independent suppliers for state-of-the-art test equipment. As Ethernet and Fibre Channel-based systems reach even higher transmission speeds and new standards like Infiniband emerge, the internal development of test equipment by systems manufacturers will become more challenging, further increasing the demand for high performance, easy-to-use test systems from independent suppliers.

  EVOLUTION OF FIBER OPTIC SUBSYSTEMS FOR NETWORKING

    Fiber optic transmission technology was originally developed for use in long distance telecommunications networks to increase capacity and speed. In contrast, early LANs and storage systems, with their relatively limited performance requirements, short connection distances and low transmission speeds, did not require the performance capabilities of fiber optics. Systems on these networks were generally interconnected using copper cabling.

    As the bandwidth, storage capacity and transmission distance requirements of enterprises and service providers have increased, it has become necessary to utilize the superior transmission capabilities of fiber optics to build practical, high-speed LANs based on Gigabit Ethernet technology and high-speed SANs based on Fibre Channel. As these fiber optic LANs and SANs are being deployed, fiber optics is becoming the dominant transmission technology for high-speed data networking and storage applications. Systems connected with fiber optics require optical subsystems to convert electrical signals into optical signals and back into electrical signals at high speeds.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges, including the following:

    - As data rates increase, it becomes significantly more difficult to maintain data integrity because high speed signals can be degraded unless subsystem components such as lasers, detectors and integrated circuits are properly integrated and packaged;

    - The increasingly mission-critical nature of data transmission and storage has magnified the impact of system failures, increasing the need for system reliability and the importance of real-time performance monitoring;

    - Manufacturers of high speed networking equipment require optical subsystems that support a wide range of transmission distances, protocols and applications; and

    - Compliance with standards set by the Federal Communications Commission, or FCC, for electromagnetic interference emissions, or EMI, is significantly more difficult to achieve at higher data rates.

    To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and test systems which meet the requirements of manufacturers of high-speed data networking and storage systems.

THE FINISAR SOLUTION

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over LANs, SANs, CATV networks and extended networks.

We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. Our digital return path technology overcomes many of the limitations associated with analog components used to provide two-way interactive services over CATV networks. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. Our products provide the following key benefits to manufacturers of high-speed data networking and storage systems:

    VALUE-ADDED FUNCTIONS AND INTELLIGENCE. Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. For example, many of our optical subsystems include a microprocessor containing specially-developed software that allows customers to monitor the optical performance of each port on their systems in real time. In addition, many of our subsystems are engineered to automatically recognize different versions of the Fibre Channel protocol and to interoperate with our customers' older, installed networking systems, often referred to as legacy systems. Real-time monitoring and interoperability are particularly important in the Gigabit Ethernet LAN and Fibre Channel SAN markets where reliability and time to market are critical. Our test systems also contain value-added software functions that permit users to simulate and track errors.

    HIGH LEVEL OF DATA INTEGRITY. Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. We engineer our subsystems to exceed the industry standard error rate of 1 bit per trillion bits transmitted. This degree of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.

    HIGH RELIABILITY. We design all of our subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. Our subsystems are engineered to operate with minimal power requirements thereby increasing product life, and to function across a wide range of temperatures and voltages. This reliability and flexibility have allowed our subsystems to be designed into the products of manufacturers who provide systems for a variety of mission-critical applications. In addition, because our subsystems emit lower levels of EMI than the standards set by the FCC, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    BROAD OPTICAL SUBSYSTEM PRODUCT LINE. We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. Our optical subsystems are designed to comply with key networking protocols such as Fibre Channel and Gigabit Ethernet and to plug directly into standard port configurations used in our customers' products. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    BROAD TEST SYSTEM PRODUCT LINE. We believe that we are a leading provider of network performance test systems for Fiber Channel-based networks. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

STRATEGY

    Our objective is to be the leading provider of fiber optic subsystems and test systems to manufacturers of high-speed data networking and storage systems. Key elements of our strategy include the following:

    MAINTAIN TECHNOLOGY LEADERSHIP IN HIGH-SPEED FIBER OPTIC TRANSMISSION. We have been focused on the development of fiber optic subsystems since 1988. Current Finisar employees were actively involved in the original development of the Fibre Channel standard and, more recently, in the development and implementation of Gigabit Ethernet and the emerging Infiniband protocol. Our years of engineering experience, our multi-disciplinary technical expertise and our participation in the development of industry standards have enabled us to become a leader in the design and development of fiber optic subsystems and test systems. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. For example, we are designing flexible hardware and software architectures to support emerging technologies such as 10 Gbps Ethernet, 2 Gbps Fibre Channel, wavelength division multiplexing, or WDM, and the Infiniband protocol. We are also focusing on increased product integration to enhance the price/performance capabilities of our products. An example of this product integration is our new digital return path links used in broadband CATV systems that utilize existing technology from our optical subsystems, test equipment and extended network subsystems. Our CATV products are plug compatible with existing systems, offer superior performance and allow various system enhancements. This technology also has the potential to change the product architecture of CATV systems for use as broadband metropolitan networks.

    LEVERAGE CORE COMPETENCIES ACROSS MULTIPLE, HIGH-GROWTH MARKETS. We believe that fiber optic technology will increasingly become the transmission technology of choice for multiple high-growth data communication markets, including Gigabit Ethernet-based LANs, Fibre Channel-based SANs and CATV and extended networks. These markets are characterized by differentiated applications with unique design criteria such as product function, performance, cost, in-system monitoring, size limitations and software. We intend to target opportunities where our core competencies in high-speed data transmission protocols such as Gigabit Ethernet, Fibre Channel and Infiniband can be leveraged into leadership positions as these technologies are extended across multiple markets and applications. Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. Recently, we entered the broadband CATV market with a product that leverages our core competencies in optical subsystems, test systems and WDM. Our CATV digital return path product can emulate existing analog return links, plug into existing sockets, provide better performance, lower cost and reduce system level diagnostics. Furthermore, this product has traffic aggregation features that enhance the traditional analog coaxial system.

    STRENGTHEN AND EXPAND CUSTOMER RELATIONSHIPS. Over the past 11 years, we have established valuable relationships and a loyal base of customers by providing high-quality products and superior service. Our service-oriented approach has allowed us to work closely with leading data and storage network system manufacturers, understand and address their current needs and anticipate their future requirements. We intend to leverage our relationships with our existing customers as they enter new, high-speed data communications markets. We have recently established new customer relationships with several emerging Gigabit Ethernet and Fibre Channel networking equipment manufacturers. We intend to expand our sales and marketing organization in order to establish new relationships with other key data communications network manufacturers.

    CAPITALIZE ON CROSS-SELLING OPPORTUNITIES. Many manufacturers of high-speed data networking and storage systems purchase both optical subsystems and test systems from third-party providers. Frequently, however, different groups or departments within a manufacturer's organization are responsible for qualifying and purchasing subsystems and test equipment. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that lead to sales of our other product lines. As this trend develops, we intend to leverage our unique expertise in both optical subsystems and test systems. In particular, the widespread acceptance of our Fibre Channel test systems is providing opportunities to develop new customers for our optical subsystems. Our entry into the broadband CATV market targets customers in both the direct CATV digital return path link market and the extended network subsystems market, allowing cable operators to offer digital services economically to businesses in their service area.

    EXPAND INTERNATIONAL OPERATIONS. Historically, substantially all of our sales have been made to system manufacturers located in North America. In the fiscal year ended April 30, 1999, sales to customers outside North America represented less than 3% of our total revenues. Recently, manufacturers in other parts of the world have developed and introduced high-speed networking products based on the Gigabit Ethernet and Fibre Channel protocols and international markets for our products are beginning to expand. To better address these expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom and Israel. We intend to further extend our international operations by expanding our network of distributors and sales representatives in key international markets. As international Fibre Channel and Gigabit Ethernet standards are substantially the same as those in North America, we do not expect that we will require substantial product development efforts to enter international markets.

PRODUCTS

    We provide a broad line of complementary optical subsystems and test systems for high-speed data communications over Gigabit Ethernet LANs and Fibre Channel SANs.

  OPTICAL SUBSYSTEMS

    Our optical subsystems product line consists of three product families--optical data links, optical link extenders and Opticity 3000. Our optical data links are integrated into our customers' systems and used for both short- and long-distance fiber optic communications. Our optical link extenders are external subsystems used for fiber optic communications over long distances. Our Opticity 3000 is an external link extender subsystem which also includes multiplexer functionality that permits multi-channel data transmission over long distances.

    OPTICAL DATA LINKS

    Our family of optical data link products consists of transmitters, receivers and transceivers based on the Gigabit Ethernet and Fibre Channel protocols. A transmitter converts electrical signals into optical signals for transmission over fiber optics. A receiver converts incoming optical signals into electric signals. A transceiver combines both transmitter and receiver functions. Our optical data link products perform these functions with high reliability and data integrity and support a wide range of protocols, transmission speeds, fiber types, wavelengths, transmission distances, form factors and software enhancements. As illustrated below, an optical data link is plugged into a port on a switch, hub, server or storage array and provides the physical connection from that system to the LAN, SAN or extended network.

[Diagram of optical data link using Finisar Corporation products.]

    Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. Most of our optical data link products include a microprocessor with proprietary embedded software that allows customers to monitor transmitted and received optical power, temperature, drive current and other link parameters of each port on their systems in real time. In addition, our intelligent optical data links are used by many enterprise networking and storage system manufacturers to enhance the ability of their systems to diagnose and correct abnormalities in fiber optic networks.

    The following table describes our principal optical data link products:

                          TRANSMISSION                                    TRANSMISSION    FORM             SOFTWARE
       PROTOCOLS          SPEED (GBPS)   FIBER TYPES   WAVELENGTHS(NM)    DISTANCES      FACTORS         ENHANCEMENTS
--------------------------------------------------------------------------------------------------------------------------
 TRANSMITTERS

 Fibre Channel               1.062       Multimode         850                500 m      17-pin      Built-in diagnostics

 Gigabit Ethernet            1.25        Singlemode        1310               10 km
                                                           1550               30 km
                                                                              80 km
--------------------------------------------------------------------------------------------------------------------------
 RECEIVERS

 Fibre Channel               1.062       Multimode         850                500 m      17-pin      Reports on received
                                                                                                     optical power levels

 Gigabit Ethernet            1.25        Singlemode        1310               10 km
                                                           1550               30 km
                                                                              80 km
--------------------------------------------------------------------------------------------------------------------------
 TRANSCEIVERS

 Fibre Channel            1.062/2.125    Multimode         850                500 m      28-pin      Built-in diagnostics

 Gigabit Ethernet         1.25/2.125     Singlemode        1310               10 km       9-pin         OFC auto-sense
                                                           1550               30 km       GBIC      Serial identification
                                                                              80 km       RJ-45

    CABLE TELEVISION DIGITAL RETURN PATH SYSTEMS

    Over the past year, we have developed a new technical approach to the transportation of information inside broadband cable television networks. Traditionally, fiber optic links in CATV networks have used analog modulation to transport signals. Our design digitizes the return path signal with performance comparable to the best analog links. We have begun customer trials of our digital optical return path links for CATV systems.

    Our digital technology enables us to make links that have significant advantages over traditional analog links. These links are more stable in varying temperatures, show no analog variation with fiber distance and are more immune to mishandling problems, such as poor splices and connectors, than traditional analog links.

    Digital return path links allow broadband systems to be better managed and to support a variety of CATV architectures. Our products are used in nodes that typically serve between 50 and 500 homes as well as in secondary hub sites and headends. These products build on our basic optical modules and test systems to provide our customers with a level of service, reliability and signal integrity that is superior to the systems they are replacing at a lower cost. These modules plug into existing nodes, hubs and headends, which facilitates market acceptance.

    OPTICAL LINK EXTENDERS

    Our FLX-2000 family of optical link extenders allows enterprises to extend the distance of fiber optic links in Gigabit Ethernet and Fibre Channel-based networks while preserving data integrity and reliability. Using our optical link extenders, Gigabit Ethernet networks can be extended from the maximum standard distance of 5 kilometers to up to 120 kilometers, and Fibre Channel networks can be extended from the maximum standard distance of 10 kilometers to up to 120 kilometers. Our optical link extenders enable new network applications such as remote storage and real-time backup, as well as geographic extensions of a network. In addition, our optical link extenders provide a value-added diagnostic function by measuring the bit error rate on data links and monitoring and reporting system status.

    OPTICITY 3000

    Introduced in September 1999, our Opticity 3000 is now being evaluated by several network service providers ranging from application service providers to competitive local exchange carriers and CATV operators. Our Opticity 3000 combines link extender and basic, cost-effective wavelength division multiplexing functions that allow enterprises and service providers to extend the distance of transmission and increase the amount of data transmitted over fiber optic data links. The Opticity 3000 is able to multiplex up to eight channels of Fibre Channel or Gigabit Ethernet traffic on a single fiber pair, providing aggregate full-duplex bandwidth of up to 10 Gbps. The Opticity 3000 can be remotely managed using standard network management protocols such as the Simple Network Management Protocol. Opticity 3000 also has features such as redundant power supply designed to maximize reliability and uptime in case of failures.

    Extended network subsystems, such as our Opticity platforms, achieve outstanding price/ performance in situations where many gigabits of bandwidth are required. Our Opticity platform enables our customers to create complex systems combining both networking and storage based services and to access Ethernet service at speeds up to 100 Mbps at a cost comparable to today's prices for T1 or DSL connections provided by local telephone companies.

    Currently our Opticity platform can be configured with as few as four and as many as 16 channels. Our Opticity platform has a ring topology matching the fiber layout in most metropolitan areas. Extended network subsystems can operate on a single fiber and still maintain the ability to provide reliable connections in the event of a fiber breakage. Extended network subsystems are normally configured to remain operational in the face of any single point of failure throughout the platform or physical plant.

    Extended network subsystems rely on a variety of bandwidth enhancing techniques including time division multiplexing and WDM. All channels are actively monitored, therefore service levels can be tracked and verified for each customer served by the system. The Opticity platform can be managed using simple network management protocol as well as a web browser. Remote management of an entire ring system can be accomplished through a single Internet connection to the system.

  NETWORK PERFORMANCE TEST SYSTEMS

    Our GT and GLA family of network performance test systems assist networking and storage system manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We believe we are the leading supplier of test equipment for the Fibre Channel protocol used in enterprise SANs. We also offer Gigabit Ethernet test systems. Our test systems allow engineers, service technicians and network managers to capture data at high speeds, filter the data and identify various types of intermittent errors and other network problems.

    Our GT and GLA family of test system products includes data generators, data analyzers, error injector/data jammers and low-cost, real-time link monitors. The following table describes our GT and GLA family of products:

                          INTRODUCTION      PROTOCOL       TRANSMISSION
 PRODUCT DESCRIPTION          DATE         SUPPORTED          SPEED           APPLICATION       CONFIGURATION
---------------------------------------------------------------------------------------------------------------
 GIGABIT LINK ANALYZERS
 GLA-3100ES                  10/96           ESCON           200 Mbps         R&D Service         PC-Hosted
 GLA-3100FC                   1/97       Fibre Channel      1.062 Gbps        R&D Service         PC-Hosted
---------------------------------------------------------------------------------------------------------------
 GT FIBRE CHANNEL GIGABIT TRAFFIC SYSTEM
 GT-A                         1/98       Fibre Channel      1.062 Gbps            R&D          Portable, Desk
 Protocol and                                                                                     Top, High
 Performance Analysis                                                                            Perf. Tower
 Card Set
 GT-G                         1/98       Fibre Channel      1.062 Gbps     Inter-operability   Portable, Desk
 Data Generator Card                                                                              Top, High
                                                                                                 Perf. Tower
 GT-J                         2/99       Fibre Channel      1.062 Gbps      Error Recovery     Portable, Desk
 Error Injector Module                                                                            Top, High
                                                                                                 Perf. Tower
---------------------------------------------------------------------------------------------------------------
 GT FIBRE CHANNEL GIGABIT TRAFFIC JAMMER
 GT-J22 System                2/99       Fibre Channel      1.062 Gbps      Error Recovery          High
                                                                                                 Perf. Tower
---------------------------------------------------------------------------------------------------------------
 GT GIGABIT TRAFFIC CHECK
 GT-C-FC                      5/98       Fibre Channel      1.062 Gbps       Field Service        Hand Held
 Link Monitor
 GT-C-GE                      5/98          Gigabit         1.25 Gbps        Field Service        Hand Held
 Link Monitor                               Ethernet
 GTX-A                       11/99       Fibre Channel      1.062 Gbps            R&D          Portable, High
                                                            2.125 Gbps                           Perf. Tower

CUSTOMERS

    The following table is a list of our customers who have purchased more than $75,000 of our products during the nine-month period ended January 31, 2000:

3Com Corporation                      Essential Communications              Mitsui & Co. Ltd.
Alcatel                               Extreme Networks, Inc.                Mylex Corporation
Amdahl Corporation                    Fermi National Accelerator Lab        Network Appliance, Inc.
Atl Products, Incorporated.           Fibre Technologies Ltd.               Newbridge Networks Corporation
Boeing Corporation                    Fujitsu Computer Products             Nortel Networks Corporation
Brocade Communications Systems, Inc.  Gadzoox Networks, Inc.                Qlogic Corporation
Bull Electronics                      GCH Test & Computer Services Ltd.     Quantum Corporation
Comdisco, Incorporated                Hewlett-Packard Corporation           Raytheon Corporation
Compaq Computer Corporation           Hitachi                               Seagate Technology Inc.
ConvergeNet Technologies Inc.         Hy-Line Computer Components           Sequent Computer Systems, Inc.
Crossroads Systems, Incorporated      International Business Machines       Storage Networks Inc.
                                      Corp.
Data General Corporation              Inrange Technologies Corp.            Storagetek, Inc.
Dell Computer Corporation             Intel Corporation                     Sun Microsystems Inc.
Digital Equipment Corporation         Jaycor Networks Inc.                  The Shure Group
Dolch Computer Systems                Lockheed Martin Corporation           Thomas & Betts Corporation
EG&G Incorporated                     LSI Logic Corporation                 Vixel Corporation
EMC Corporation                       McData Corporation                    VME Microsystems International
Emulex Corporation                    McDonnell Douglas Corporation         W J Hughes Research Center
                                                                            Western Digital Corporation

    Sales to our two principal customers, Newbridge Networks and EMC Corporation, accounted for 43.9% and 14.6% of our revenues in fiscal 1998, 25.1% and 24.1% in fiscal 1999 and 29.1% and 21.6% in the nine months ended
January 31, 2000.

  CUSTOMER CASE STUDIES

    The following are representative examples of how our customers have used our products:

    STORAGE ARRAY MANUFACTURER. A manufacturer of storage arrays required a Fibre Channel optical subsystem for a new, high-performance storage array. The manufacturer specified high reliability and the ability to tolerate relatively large variances in system temperature and voltage. We supplied a unique Fibre Channel transceiver that operates over ranges of -10 DEG.C to +85 DEG.C and 5Vplus or minus10%, compared to industry standard ranges of 0 DEG.C to 50 DEG.C and 5Vplus or minus5%. In addition, the diagnostic and communications microprocessor incorporated into our transceiver allows the manufacturer's storage arrays to automatically monitor their optical network connections and set alarms when abnormal conditions are detected. We currently are the sole source supplier of Fibre Channel optical transceivers used in the manufacturer's storage arrays.

    The same manufacturer was faced with the challenge of demonstrating to its customers that its storage systems could reliably recover from error conditions and move data over a Fibre Channel link between the customer's storage array and computer systems. Errors in computer storage networks are typically random and difficult to reproduce and track to their source. Because of the relationship we had built supplying transceivers, the manufacturer contacted us about its problem. We supplied our GT-J Error Injector Module, which the manufacturer used to inject errors into its network systems in a controlled and repeatable manner. This test system also allowed the manufacturer to capture detailed information about each injected error and the behavior of the storage system as it attempted to detect the error and correct the problem. With this information, the manufacturer was able to modify its storage system software to ensure that errors were automatically recognized and corrected, increasing the reliability of its storage systems and satisfying its customers. Because of the successful application of this test system, the manufacturer subsequently began using other Finisar test systems in multiple levels of its product verification, from low-level software and hardware testing to systems integration.

    TELECOMMUNICATIONS SWITCH MANUFACTURER. A telecommunications switch manufacturer required high-speed links to connect clusters of switches within its customers' central offices. The customer desired the high level of reliability of a core telecommunications system, delivered over mulitmode optical fiber. We developed unique transmitter and receiver subsystems incorporating a long-wavelength, telecommunications-grade laser to accommodate the customer's specification. These subsystems have operated reliably for an aggregate of more than a billion operating hours over a two and one-half year period. Recently, the customer also began using our singlemode optical subsystems to connect switch frames over longer distances between multiple offices. The customer ships its switches throughout the world, and we are currently the single source supplier of optical subsystems for these inter-switch links.

    GIGABIT ETHERNET SWITCH MANUFACTURER. A Gigabit Ethernet switch manufacturer required optical transceivers that could operate at a wider temperature range (-10 DEG.C to +85 DEG.C) with lower electromagnetic interference emissions than other available products. After six months of testing, the customer qualified our GBIC optical transceivers, initially for use in its newest switch product and, more recently in all its switch platforms which support the GBIC form factor. As a result of the performance of our GBIC transceivers, the customer has qualified other Finisar optical subsystems for use in some of its other high-speed switches.

    MERCHANT BANK. A merchant bank required long distance storage backup for trading floor applications on servers at two sites located in the same city but beyond the standard distance supported by the Fibre Channel protocol. These applications contain critical data on equity trades and currency conversion rates that require real-time backup. The customer selected our Fibre Channel link extenders to allow the two sites to be connected over two different routes of leased single-mode fiber cable. One route is 14 kilometers in length, and the other is 37 kilometers. The two routes use different ducts installed in different parts of the city. Each server has access to local and remote data storage systems. The network is configured so that all points in the network are linked to all other points, allowing all disks to be mirrored in real-time and for a data path in operation to remain operational in the event of a major outage. This configuration provides disaster protection in case either fiber cable is damaged.

TECHNOLOGY

    The development of high quality fiber optic subsystems and test systems for high-speed data communications requires multidisciplinary expertise in the following six technology areas:

    HIGH FREQUENCY SEMICONDUCTOR DESIGN. Our fiber optic subsystems development efforts are supported by an engineering team that specializes in analog/digital integrated circuit design. This group works in both silicon and gallium arsenide, or GaAs, semiconductor technologies where circuit element frequencies are very fast and can be as high as 60 GHz. We have designed proprietary circuits including laser drivers and receiver pre- and post-amplifiers. Our designs have made us early entrants in the 1.0 Gbps data communications market and more recently in the 2.5 Gbps data communications market. These advanced semiconductor devices provide significant cost advantages and will be critical in the development of future products capable of even faster data rates.

    OPTICAL SUBSYSTEM DESIGN. Finisar has established itself as a low-cost design leader beginning with its initial Gbps optical subsystems in 1992. From that base we have developed new singlemode laser alignment approaches and low-cost, all-metal packaging techniques for improved EMI performance and environmental tolerance. We develop our own component and packaging and designs and integrate these designs with proprietary manufacturing processes that allow our products to be manufactured in high volume.

    COMPLEX LOGIC DESIGN. Our test equipment designs are based on field programmable gate arrays, or FPGAs. In recent customer trials, our newest products are being used to operate with clock frequencies of up to 125 MHz and logic densities up to 1 million gates per chip. Our test systems use FPGAs that are programmed by the host PC and therefore can be configured differently for different tests. All of our logic design is done in the VHDL hardware description language which will enable migration to ASICs as volumes warrant. We develop VHDL code in a modular fashion for reuse in logic design which comprises a critical portion of our intellectual property. This re-usable technology base of logic design is available for use in both our test system and optical subsystem product lines and allows us to reduce the time to market for our new and enhanced products.

    SOFTWARE TECHNOLOGY. We devote substantial engineering resources to the development of software technology for use in all of our product lines. We have developed software to control our test systems, analyze data collected by our test systems, and monitor, maintain, test and calibrate our optical subsystems. A majority of our software technology and expertise is focused on the use of object-oriented development techniques to develop software subsystems that can be reused across multiple product lines. We have created substantial intellectual property in the area of data analysis software for our Fibre Channel test equipment. This technology allows us to rapidly sort, filter and analyze large amounts of data using a proprietary database format. This database format is both hardware platform-independent and protocol-independent. This independence allows all of the software tools developed for our existing test products to be utilized in all of our new test products that collect data traces. Because the database format is also protocol-independent, new protocols can be added quickly and easily. Another important component of our intellectual property is our graphical user interface, or GUI, design. Many years of customer experience with our test products have enabled us to define a simple yet effective method to display complex protocols in clear and concise GUIs for intuitive use by engineers.

    SYSTEM DESIGN. The design of all of our products requires a combination of sophisticated technical competencies--optical engineering, high-speed digital and analog design, ASIC design and software engineering. We have built an organization of people with skills in all of these areas. It is the integration of these technical competencies that enables us to produce products that meet the needs of our customers. Our combination of these technical competencies has enabled us to design and manufacturer optical subsystems with built-in optical test multiplexing, and network monitoring, as well as test systems that integrate optical and protocol testing with user interface software.

    MANUFACTURING SYSTEM DESIGN. The design skills gained in our test systems group are also used in the manufacturing of our optical subsystems. We utilize our high-speed FPGA design blocks and concepts and GUI software elements to provide specialized manufacturing test systems for our internal use. These test systems are optimized for test capacity and broad test coverage. We use automated, software-controlled testing to enhance the field reliability of all Finisar products. All of our products are subjected to temperature testing of powered systems as well as full functional tests.

COMPETITION

    The market for optical subsystems and network performance test systems for use in LANs, SANs and extended networks are highly competitive. We believe the principal competitive factors in the optical subsystem and test system markets are:

    - product performance, features, functionality and reliability;

    - price/performance characteristics;

    - timeliness of new product introductions;

    - adoption of emerging industry standards;

    - service and support;

    - size and scope of distribution network;

    - brand name;

    - access to customers; and

    - size of installed customer base.

    We believe we compete favorably with our competitors with respect to most of the foregoing factors. However, we cannot assure you that we will be able to compete successfully against either current or future competitors.

SALES, MARKETING AND TECHNICAL SUPPORT

    We sell our products in North America through our direct sales force and a
network of       independent manufacturers' representatives. Our direct sales force maintains close contact with our customers and provides technical support to our manufacturers' representatives. In our international markets, our direct sales force works with local resellers who assist us in providing support and maintenance to the territories they cover. We have recently established relationships with distributors in Japan, the United Kingdom, Israel, Germany and Korea.

    Both our optical subsystems and our network performance test systems are often sold to the same customer. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that can lead to sales of our other product line. We anticipate that we will continue to benefit from these trends in the future.

    Our marketing efforts are focused on increasing awareness of our optical subsystems and test systems product lines and our brand name. Key components of our marketing efforts include:

    - continuing our active participation in industry associations and standards committees to promote and further enhance Gigabit Ethernet and Fibre Channel technologies, promote standardization in the LAN and SAN markets, and increase our visibility as industry experts; and

    - leveraging major trade show events and LAN and SAN conferences to promote our broad product lines.

    In addition, our marketing group provides marketing support services for our executive staff, our direct sales force and our manufacturers' representatives and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and resellers including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

    A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support in order to provide our customers and their end users with the knowledge and resources necessary to successfully utilize our product line. Our customer service utilizes a technical team of field and factory applications engineers, technical marketing personnel and, when required, product design engineers. We provide extensive customer support throughout the qualification and sale process. In addition, we also provide many resources through our World Wide Web site, including product documentation and technical information. We intend to continue to provide our customers with comprehensive product support and believe it is critical to remaining competitive.

MANUFACTURING

    We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control operations at our facility in

Sunnyvale, California. This approach enables us to focus on our design strengths, reduce fixed costs and capital expenditures and provide flexibility in meeting market demand.

    We currently rely on one Asia based and two U.S. based contract manufacturers for substantially all of our assembly operations. We do not have long-term contracts with any of our contract manufacturers, and none of them are obligated to perform assembly services for us for any specific period or at any specified price, except as may be provided in a particular purchase order.

    We design and develop a number of the key components of our products, including ASICs, printed circuit boards and software. In addition, our manufacturing team works closely with our engineers to manage the supply chain. Product testing and burn-in are performed at our facility. We also use inspection, testing and statistical process controls to assure the quality and reliability of our products. In addition, most of our optical subsystems have an intelligent interface that allows us to monitor product quality during the manufacturing process.

    Although we use standard parts and components for our products where possible, we currently purchase a few key components used in the manufacture of our products from single or limited sources. Our principal single source components include ASICs and lasers. Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would substantially harm our business. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

    We use a rolling 12-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. It is our practice to maintain a 12-month inventory of sole source components to decrease the risk of a component shortage.

RESEARCH AND DEVELOPMENT

    In fiscal 1998, fiscal 1999 and the nine months ended January 31, 2000, our research and development expenses were $3.8 million, $7.9 million and $10.1 million, respectively. We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on addressing the evolving needs of our customers within the LAN, SAN, CATV networks and extended network markets. We work closely with our original equipment manufacturers and system integrators to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy. Our research and development groups are aligned with our different product lines and we have specific groups devoted to ASIC design and test, gigabit per second subsystem design, test equipment hardware and software design. In addition, our research and development also includes manufacturing engineer efforts whereby we examine each product for its manufacturability, predicted reliability, expected lifetime and manufacturing costs.

    We are currently undertaking development efforts for our product lines with emphasis on increasing reliability, integrity and performance, as well as value-added functions. Some examples of products that we are working on are 10 Gbps Ethernet and 2.125 Gbps Fibre Channel optical subsystems. We also intend to focus on increased product integration to enhance the price/performance capabilities of our products. We believe that our research and development efforts are key to our ability to maintain technical competitiveness and to deliver innovative products that address the needs of the market. However, there can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies.

INTELLECTUAL PROPERTY

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could signifiantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

PENDING LITIGATION

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, we and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted our motion and the case is now pending in the Northern District. Methode has amended its complaint to add Agilent Technologies, Inc. as a party, to allege infringement of a fifth Methode patent and to allege that we breached our obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks additional compensatory damages of at least $224.3 million plus interest for the alleged breach of contract. Based on consultation with our counsel, it is our position that the Methode patents are invalid, unenforceable and/or not infringed by our products. The United States Patent and Trademark Office has determined that all of the claims asserted by Methode in one of the patents are invalid, although this determination is not final and is subject to further administrative review. We also believe, based on consultation with our counsel, that the breach of contract claim that Methode seeks to include in the amended complaint is without merit and that, in any event, the amended complaint grossly overstates the amount of damages that Methode could possibly have suffered as a result of any such breach. We believe that we have strong defenses against Methode's lawsuit. In addition, we have filed a counterclaim against Methode asserting, among other things, that one of our founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all five patents, that Methode improperly obtained the patents based on our disclosure of the technology to Methode and that we are the rightful owner or co-owner of the patents. We intend to defend Methode's lawsuit and pursue our counterclaim vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. Methode has notified us that it intends to file another amended complaint alleging infringement of a sixth Methode patent.

    The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

FACILITIES

    Our facility is located in Sunnyvale, California. We lease approximately 75,000 square feet for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing operations. This lease expires in July 2006. We currently sublease approximately 15,000 square feet of this facility. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

    In addition, we continue to lease our prior facility in Mountain View, California under a lease expiring in May 2002. We intend to continue subleasing this 20,000 square foot facility through the expiration of the lease term.

EMPLOYEES

    As of February 29, 2000, we employed a total of 220 full-time employees. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors, and their ages as of February 29, 2000, are as follows:

                    NAME                         AGE                        POSITION(S)
---------------------------------------------  --------   ------------------------------------------------
Jerry S. Rawls...............................     55      President, Chief Executive Officer and Director
Frank H. Levinson............................     46      Chairman of the Board and Chief Technical
                                                          Officer
Mark J. Farley...............................     37      Vice President, Digital Systems Engineering
Jan Lipson...................................     49      Vice President, Optical Engineering
Stephen K. Workman...........................     49      Vice President, Finance, Chief Financial Officer
                                                          and Secretary
Michael C. Child.............................     45      Director
Roger C. Ferguson............................     57      Director
Richard B. Lieb..............................     52      Director
Larry D. Mitchell............................     57      Director

    JERRY S. RAWLS has served as a member of our Board of Directors since
March 1989, as our President since April 1989 and as our Chief Executive Officer since August 1999. From September 1968 to February 1989, Mr. Rawls was employed by Raychem Corporation, a materials science and engineering company, where he held various management positions including Division General Manager of the Aerospace Products Division and Interconnection Systems Division. Mr. Rawls holds a B.S. in Mechanical Engineering from Texas Tech University and an M.S. in Industrial Administration from Purdue University.

    FRANK H. LEVINSON founded Finisar in April 1987 and has served as a member of our Board of Directors since February 1988 and as our Chairman of the Board and Chief Technical Officer since August 1999. Mr. Levinson also served as our Chief Executive Officer from February 1988 to August 1999. From September 1980 to December 1983, Mr. Levinson was a Member of Technical Staff at AT&T Bell Laboratories. From January 1984 to July 1984, he was a Member of Technical Staff at Bellcore, a provider of services and products to the communications industry. From April 1985 to December 1985, Mr. Levinson was the principal optical scientist at Raychem Corporation, and from January 1986 to February 1988, he was Optical Department Manager at Raynet, Inc., a fiber optic systems company.
Mr. Levinson holds a B.S. in Mathematics/Physics from Butler University and an M.S. and Ph.D. in Astronomy from the University of Virginia.

    MARK J. FARLEY has served as our Vice President, Digital Systems Engineering since April 1996. From August 1991 to April 1996, Mr. Farley was a consulting design engineer. During that time, Mr. Farley was heavily involved in the design of Finisar's early products. From September 1986 to August 1991, Mr. Farley was a hardware design manager with Raynet, Inc. From September 1984 to September 1986, he was a hardware design manager at Tandem Computers.
Mr. Farley holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

    JAN LIPSON has served as our Vice President, Optical Engineering since April 1998. From June 1995 to April 1998, Mr. Lipson was Vice-President, Advanced Technology for Ortel Corporation, a fiber optic components supplier to the cable television industry. From March 1982 to June 1995, Mr. Lipson was employed by AT&T Bell Laboratories, and most recently held the position of Department Head and Development Manager for the Subsystems Development Group in the Lightwave Communications Area. From October 1978 to March 1982, Mr. Lipson was a member of the technical staff at Los Alamos National Labs. Mr. Lipson holds a B.S. in Physics from the California Institute of Technology, a Ph.D. in Physics from the University of California at San Diego and an M.B.A. from the University of Pittsburgh.

    STEPHEN K. WORKMAN has served as our Vice President, Finance and Chief Financial Officer since March 1999 and as our Secretary since August 1999. From November 1989 to March 1999,

Mr. Workman served as Chief Financial Officer at Ortel Corporation. Mr. Workman holds a B.S. in Engineering Science and an M.S. in Industrial Administration from Purdue University.

    MICHAEL C. CHILD has been a member of our Board of Directors since
November 1998. Mr. Child has been employed by TA Associates, Inc., a venture capital investment firm, since July 1982 where he currently serves as a Managing Director. Mr. Child also serves on the Board of Directors of Fargo Electronics and several private companies. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.

    ROGER J. FERGUSON has been a member of our Board of Directors since
August 1999. Mr. Ferguson has served as Chief Executive Officer of Semio Inc., an early stage software company, since July 1999 and as a principal in VenCraft, LLC, a venture capital partnership, since July 1997. From 1993 to 1997, Mr. Ferguson was Chief Executive Officer of DataTools, Inc., a database software company. From 1987 to 1993, Mr. Ferguson served as Chief Operating Officer for Network General Inc., a network analysis company. Mr. Ferguson also serves on the Boards of Directors of Microtest, Inc. and several private companies. Mr. Ferguson holds a B.A. in Psychology from Dartmouth College and an M.B.A. from the Amos Tuck School at Dartmouth.

    RICHARD B. LIEB has been a member of our Board of Directors since
October 1999. Since November 1990 Mr. Lieb has served as Executive President of SEI Investments, an investment and investment processing business solutions company. Mr. Lieb holds a B.A. in History from Duke University and an M.A. in Public Administration from the Wharton School of Business at the University of Pennsylvania.

    LARRY D. MITCHELL has been a member of our Board of Directors since
October 1999. Mr. Mitchell has been retired since October 1997. From
October 1994 to October 1997, he served as a site General Manager in Roseville, California for Hewlett-Packard. Mr. Mitchell holds a B.A. in Engineering Science from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

    Our President, Secretary and Chief Financial Officer are elected by the Board of Directors, all other executive officers are elected by the Board of Directors or appointed by the President, and all officers serve at the discretion of the Board of Directors. Each of our officers and directors, other than nonemployee directors, devotes his full time to the affairs of Finisar.

COMPOSITION OF THE BOARD OF DIRECTORS

    Our Board of Directors is currently fixed at six directors. Our certificate of incorporation provides that the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Messrs. Ferguson and Mitchell, the Class II directors are Messrs. Levinson and Lieb, and the Class III directors are Messrs. Child and Rawls. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

    The audit committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Child and Ferguson.

    The compensation committee of our Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all executive officers of Finisar and establishes and reviews general policies relating to compensation and benefits of Finisar employees. The compensation committee currently consists of Messrs. Child and Ferguson.

COMPENSATION OF DIRECTORS

    Directors of Finisar do not receive cash compensation for their services as directors or members of committees of the Board of Directors. However, non-employee directors are eligible to receive stock options. We do reimburse directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION INFORMATION

    The following table sets forth information regarding compensation received during the fiscal year ended April 30, 1999 by our Chief Executive Officer and each of our other executive officers whose total salary and bonus earned during the fiscal year ended April 30, 1999 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM AND OTHER
                                                                                   COMPENSATION
                                                                            --------------------------
                                             ANNUAL COMPENSATION             NUMBER OF
                                    -------------------------------------   SECURITIES
                                                           OTHER ANNUAL     UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION          SALARY     BONUS     COMPENSATION(1)     OPTIONS     COMPENSATION
---------------------------         --------   --------   ---------------   -----------   ------------
Jerry S. Rawls (2) ...............  $190,000   $106,192        $4,677                --     $     --
  President
Frank H. Levinson (2) ............   190,000    106,192         3,581                --           --
  Chief Executive Officer
Mark J. Farley ...................   151,000     64,731         2,857                --           --
  Vice President, Digital Systems
  Engineering
Jan Lipson .......................   140,000     44,077           162        300,000 (3)          --
  Vice President, Optical
  Engineering

------------------------

(1) Represents contributions to each executive officer's 401(k) plan account.

(2) In August 1999, Mr. Rawls was elected to the additional office of Chief Executive Officer, and Mr. Levinson became Chairman of the Board and Chief Technical Officer.

(3) This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at the rate of 20% per year over a period of five years.

  OPTION GRANTS

    The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended April 30, 1999. All of these options were granted under our 1989 stock option plan. The percentage of total options set forth below is based on an aggregate of 2,900,000 options granted during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent Finisar's estimate or projection of the future common stock price.

              OPTIONS GRANTED IN FISCAL YEAR ENDED APRIL 30, 1999

                                                                                                  POTENTIAL REALIZABLE
                                        INDIVIDUAL GRANTS                                                VALUE
                              -------------------------------------                                AT ASSUMED ANNUAL
                                                                                      DEEMED            RATES OF
                              NUMBER OF     % OF TOTAL                              VALUE PER         STOCK PRICE
                              SECURITIES     OPTIONS                                 SHARE AT         APPRECIATION
                              UNDERLYING    GRANTED TO    EXERCISE                   DATE OF        FOR OPTION TERM
                               OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION      GRANT       --------------------
NAME                           GRANTED     FISCAL YEAR    ($/SHARE)      DATE      ($/SHARE)(2)      5%         10%
----                          ----------   ------------   ---------   ----------   ------------   --------    --------
Jerry S. Rawls..............        --           --           --            --           --             --          --
Frank H. Levinson...........        --           --           --            --           --             --          --
Mark J. Farley..............        --           --           --            --           --             --          --
Jan Lipson..................   300,000(1)      10.3         0.15        8/6/08         1.50       $283,002    $717,184

------------------------

(1) This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at the rate of 20% per year over a period of five years.

(2) Based on the deemed value of the common stock for accounting purposes.

  OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

    The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during the fiscal year ended April 30, 1999 and the number of shares of common stock subject to exercisable and unexercisable options held as of April 30, 1999 by each of the executive officers named in the Summary Compensation Table above.

     AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND VALUES AT APRIL 30, 1999

                                                                               NUMBER OF
                                                                              SECURITIES              VALUE OF
                                                                              UNDERLYING             UNEXERCISED
                                                                              UNEXERCISED           IN-THE-MONEY
                                              NUMBER OF                       OPTIONS AT         OPTIONS AT 4/30/99
                                               SHARES                           4/30/99                  (2)
                                             ACQUIRED ON      VALUE       -------------------   ---------------------
NAME                                          EXERCISE     REALIZED (1)    VESTED    UNVESTED    VESTED     UNVESTED
----                                         -----------   ------------   --------   --------   --------   ----------
Jerry S. Rawls.............................          --             --       --           --       --              --
Frank H. Levinson..........................          --             --       --           --       --              --
Mark J. Farley.............................   1,538,460     $2,107,690       --      661,540       --      $1,362,772
Jan Lipson.................................     300,000        405,000       --           --       --              --

------------------------

(1) The value realized upon exercise is based on the value of the underlying common stock on the date of exercise of $1.50 per share (the deemed value of the common stock for accounting purposes), minus the per share exercise price ($0.13 in the case of Mr. Farley and $0.15 in the case of Mr. Lipson), multiplied by the number of shares acquired upon exercise.

(2) The value of unexercised options set forth above is calculated based on the value of the common stock on April 30, 1999 of $2.19 per share (the deemed value of the common stock for accounting purposes), minus the exercise price of $0.13 per share.

STOCK PLANS

  1999 STOCK OPTION PLAN

    Finisar's 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Finisar is authorized to issue up to 7,000,000 shares of common stock under this plan. This number of shares will be increased on May 1, 2001 and each subsequent May 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding April 30. The 1999 stock option plan is currently being administered by the Board of Directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. The plan expires in April 2009, but may be terminated sooner by the Board of Directors.

    The exercise price of incentive stock options granted under the 1999 stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to an incentive stock option granted to any optionee who owns stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of the option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding options or replace them with substantially equivalent new options, all options will become immediately exercisable in full. In addition, the plan allows the Board of Directors to provide in any option agreement full acceleration of the exercisability of these options if, within 12 months following a change in control, the optionee is terminated without cause or resigns for "good reason," which includes:

    - the assignment of any duties, or limitation of responsibilities, that are substantially inconsistent with the optionee's status prior to the change of control,

    - the relocation of an optionee's principal work place more than fifty miles from his work place prior to the change of control or the imposition of substantially more demanding travel requirements, or

    - any material reduction in base compensation, bonus or benefits.

    As of January 31, 2000, under the 1999 stock option plan 1,234,533 shares of common stock had been issued upon exercise of options outstanding, options to purchase 1,039,612 shares of common stock, with a weighted average exercise price of $9.3235, were outstanding, and 4,725,855 shares of common stock remained available for future grants.

  1989 STOCK OPTION PLAN

    Finisar's 1989 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1989. Prior to the expiration of its ten-year term in April 1999, a total of 19,638,800 shares of common stock were reserved for issuance under the 1989 stock option plan. Although no additional options will be granted under this plan, options for 917,540 shares of common stock outstanding as of January 31, 2000 remain subject to its provisions and the plan will continue to be administered by the Board of Directors.

    The 1989 stock option plan allowed the grant of incentive stock options and nonstatutory stock options. The exercise price of incentive stock options granted under the plan was required to be not less than the fair market value of a share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the plan was required to be not less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owned stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of any option was required to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, the term of any incentive stock option could not exceed five years and the term of any nonstatutory stock option could not exceed five years and one day. The terms of all other options could not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options could become exercisable for the first time by any optionee could not exceed $100,000 in any calendar year. The Board of Directors had the discretion to determine vesting schedules and exercise requirements, if any, of all option grants under this plan. However, the plan provided that in connection with a sale of all or substantially all of the assets of Finisar, or a merger of Finisar with or into another corporation, if the acquiring corporation fails to assume the plan's outstanding options or replace them with equivalent new options, all options will become immediately vested and exercisable in full.

    As of January 31, 2000, under the 1989 stock option plan 6,697,660 shares of common stock had been issued upon exercise of options outstanding and options to purchase 917,540 shares of common stock, at a weighted average exercise price of $0.2348, were outstanding.

  1999 EMPLOYEE STOCK PURCHASE PLAN

    Finisar's 1999 employee stock purchase plan was adopted by the Board of Directors and approved by the stockholders in September 1999. A total of 250,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 250,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about
December 1 of each year. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with Finisar. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000 (or $12,500 with respect to a six-month offering period) by the fair market value of a share of Finisar common stock determined at the beginning of the offering period.

401(k) PLAN

    Our 401(k) retirement and deferred savings plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month immediately following twelve months of service with Finisar. The plan provides that each participant may contribute up to 12% of his or her pre-tax gross compensation up to a statutory limit, which is $10,000 in calendar year 1999. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Finisar may contribute an amount equal to one-half of the first 5% of each participant's contribution. Finisar's contributions vest one-fifth per year over five years. Finisar's contributions to the plan through January 31, 2000 totaled $188,502.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to Finisar or its stockholders for a breach of fiduciary duty as a director, except liability for:

    - a breach of the director's duty of loyalty to Finisar or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

    - transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

    - the rights provided in the bylaws are not exclusive.

    We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We intend to maintain directors' and officers' liability insurance.

                           RELATED PARTY TRANSACTIONS

FINANCING TRANSACTION

    In November 1998, we sold and issued an aggregate of 12,039,486 shares of our convertible redeemable preferred stock at a price of $2.1932 per share. TA Associates, Inc., of which Mr. Child is a Managing Director, and its affiliated entities purchased 9,422,305 of such shares for an aggregate purchase price of $20,665,000. Upon the closing of our initial public offering in November 1999, each share of convertible redeemable preferred stock was converted into
0.7460371 of a share of common stock and one share of redeemable preferred stock, and all outstanding shares of redeemable preferred stock were redeemed for $0.2193 per share.

LOAN TO OFFICER

    In August 1998, we loaned $225,000 to Mr. Lipson. This loan was evidenced by a promissory note bearing interest at the rate of 2% per annum and collateralized by a deed of trust owned by Mr. Lipson. Mr. Lipson repaid this loan in full in December 1998.

CONTRIBUTIONS TO CAPITAL AND REPURCHASES OF COMMON STOCK

    In March 1998, Mr. Levinson and his wife contributed 2,200,000 shares of our common stock, having a fair market value of $0.13 per share, to the capital of Finisar.

    We used a portion of the proceeds of our convertible redeemable preferred stock financing and related bank borrowings in November 1998 to repurchase 7,397,922 shares of our common stock from Mr. Levinson at a per share price of $2.1932 for an aggregate purchase price of $16,225,123, 5,439,373 and 1,400,000 shares of our common stock from Mr. Rawls and a trust for the benefit of members of his family, respectively, at a per share price of $2.1932 for aggregate purchase prices of $11,929,633 and $3,070,480, respectively, and 220,000 shares of our common stock from Mr. Farley at a per share price of $2.1932 for an aggregate purchase price of $482,504. Giving effect to the repurchases of common stock, the net proceeds from our sale of the convertible redeemable preferred stock and the related bank borrowings were $5.6 million.

OPTION GRANTS AND EXERCISES

    In March 1998, we granted Mr. Farley an option to purchase an aggregate of 2,200,000 shares of common stock, with an exercise price of $0.13 per share. Mr. Farley exercised a portion of this option to purchase 1,538,460 shares. The exercise price was paid by Mr. Farley by delivery to us of a promissory note in the principal amount of $200,000, bearing interest at the rate of 6% per annum and collateralized by shares of our common stock owned by Mr. Farley.
Mr. Farley repaid this loan in full in January 1999.

    In March 1999, we granted Mr. Workman an option to purchase an aggregate of 200,000 shares of common stock, with an exercise price of $1.31 per share. Mr. Workman exercised this option in full in April 1999. The exercise price was paid by Mr. Workman by delivery to us of a promissory note in the principal amount of $262,000 bearing interest at the rate of 6% per annum. This promissory note is payable in full by April 2004 and is collateralized by shares of our common stock owned by Mr. Workman.

OTHER TRANSACTIONS

    We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require Finisar to indemnify such individuals to the fullest extent permitted by Delaware law.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of January 31, 2000, and as adjusted to reflect the sale of the common stock offered hereby, by:

    - each stockholder who is known by us to beneficially own more than 5% of common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management;"

    - each of our directors;

    - all of our executive officers and directors as a group; and

    - each selling stockholder.

                                        SHARES OF COMMON STOCK                   SHARES OF COMMON STOCK
                                       BENEFICIALLY OWNED PRIOR    NUMBER OF    BENEFICIALLY OWNED AFTER
                                          TO THE OFFERING(1)         SHARES        THE OFFERING(1)(2)
                                       -------------------------     BEING      -------------------------
BENEFICIAL OWNER(1)                       NUMBER      PERCENTAGE   OFFERED(2)      NUMBER      PERCENTAGE
-------------------                    ------------   ----------   ----------   ------------   ----------
5% STOCKHOLDERS:
Entities affiliated with TA
  Associates, Inc. (3)...............    6,329,621      12.35%     1,062,187      5,267,434       9.89%
Margaret G. Rawls (4)................    4,235,314       8.26        678,550      3,556,764       6.30
Mark L. Alderman (5).................    2,685,706       5.24        100,000      2,585,706       4.85
EXECUTIVE OFFICERS AND DIRECTORS:
Jerry S. Rawls.......................    4,235,313       8.26        500,865      3,734,448       7.01
Frank H. Levinson (6)................   15,096,872      29.46      1,262,028     13,834,844      25.98
Mark J. Farley (7)...................    1,885,000       3.63        183,450      1,701,550       3.16
Jan Lipson (8).......................      301,000          *             --        301,000          *
Michael C. Child (9).................    6,329,621      12.35      1,062,187      5,267,434       9.89
Roger C. Ferguson (10)...............       30,000          *             --         30,000          *
Richard B. Lieb (11).................       32,500          *             --         32,500          *
Larry D. Mitchell (11)...............       32,500          *             --         32,500          *
All executive officers and directors
  as a group (9 persons)(12).........   28,143,806      54.14      3,008,530     25,135,276      46.56
OTHER SELLING STOCKHOLDERS:
Warren L. Rawls (13).................    2,080,000       4.06        400,000      1,680,000       3.15
Other Selling Stockholders (14)......    1,616,840       3.15        912,920      1,203,920       2.34

------------------------

*   Less than 1%.

(1) Unless otherwise indicated, the address of each of the named individuals is: c/o Finisar Corporation, 1308 Moffett Park Drive, Sunnyvale, CA 94089. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following January 31, 2000 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on: (i) before the offering, 51,253,428 shares of Common Stock outstanding as of January 31, 2000 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days following January 31, 2000; and (ii) after the offering, an additional 2,000,000 shares to be issued by the Company in the offering. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

(2) Assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, Seti Trading Company LLC (an entity controlled by Frank H. Levinson), Margaret G. Rawls, Jerry S. Rawls and entities affiliated with TA Associates, Inc. will sell 337,972 additional shares, 168,513 additional shares, 134,432 additional shares and 203,737 additional shares, respectively. Giving effect to such sales, Mr. Levinson, Ms. Rawls, Mr. Rawls and entities affiliated with TA Associates will beneficially own 13,469,872 shares, 3,388,251 shares, 3,600,016 shares and 5,063,697 shares, respectively, of the outstanding common stock, after completion of this offering.

(3) Includes 1,529,186 shares held by Advent Atlantic and Pacific III L.P., 4,587,556 shares held by TA/ Advent VIII, L.P., 95,014 shares held by TA Investors LLC and 117,865 shares held by TA Executives Fund LLC. TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partner L.P. and is the sole manager of TA Advent VIII LLC, TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc., through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. The address of TA Associates, Inc. is 125 High Street, High Street Tower, Suite 2500, Boston, MA 02110.

(4) Ms. Rawls' address is 164 Marvin Avenue, Los Altos, CA 94022.

(5) Includes 2,633,206 shares held by Mr. Alderman in his capacity as sole trustee for the following trusts: 500,000 shares held by the Alana Marie Levinson 1998 Gift Trust, (25,000 of which are being offered hereby), 10,000 shares held by the Carl Alan Levinson Trust, 500,000 shares held by the Frank Henry Levinson 1998 Gift Trust, (25,000 of which are being offered hereby), 1,143,206 shares held by the Frank & Wynnette Levinson Irrevocable Trust, (25,000 of which are being offered hereby), 10,000 shares held by the Paul Norman Levinson Trust and 500,000 shares held by the Rose Wynnette Levinson 1998 Gift Trust (25,000 of which are being offered hereby).
    Mr. Alderman disclaims beneficial ownership of all shares which he holds as sole trustee of the foregoing trusts. Mr. Alderman's address is c/o Wolf, Block, Schorr & Solis-Cohen, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103.

(6) Includes 12,346,872 shares held by the Frank H. & Wynnette Levinson 1998 Revocable Trust, (250,000 of which are being offered hereby), 1,250,000 held by Seti Trading Company LLC, an investment company owned by Frank and Wynnette Levinson (912,028 of which are being offered hereby), 500,000 shares held by the Rose Wynnette Levinson 1998 Gift Trust, (25,000 of which are being offered hereby), 500,000 shares held by the Alana Marie Levinson 1998 Gift Trust (25,000 of which are being offered hereby) and 500,000 shares held by the Frank Henry Levinson 1998 Gift Trust (25,000 of which are being offered hereby).

(7) Includes 661,540 shares issuable upon exercise of options exercisable within 60 days following January 31, 2000, 923,460 shares held by the Farley Family Trust and 300,000 shares held by an irrevocable trust for the benefit of Mr. Farley's child.

(8) Includes 240,000 shares subject to a right of repurchase in favor of Finisar which lapses over time.

(9) Mr. Child disclaims beneficial ownership of all shares held by affiliates of TA Associates, Inc. of which Mr. Child is a Managing Director, except to the extent of 14,454 shares of common stock in which he has an ownership interest through TA Investors LLC.

(10) All 30,000 shares are subject to a right of repurchase in favor of Finisar which lapses over time.

(11) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days following January 31, 2000; however, the shares issuable upon exercise of such options are subject to a right of repurchase in favor of Finisar which lapses over time.

(12) Including 6,315,167 shares held by TA Associates, Inc. and its affiliates as to which Mr. Child disclaims beneficial ownership. See Note 3 above.

(13) Includes 2,030,000 shares held by Mr. Rawls in his capacity as sole trustee for the following trusts: 1,000,000 shares held by the Amanda Kathryn Rawls Irrevocable Trust (200,000 of which are being offered hereby), 10,000 shares held by the Kathryn L. Rawls Education Trust, 10,000 shares held by the Kevin D. Rawls Education Trust, 10,000 shares held by the Kyle B. Rawls Education Trust and 1,000,000 shares held by the Steven Patrick Rawls Irrevocable Trust (200,000 of which are being offered hereby). Mr. Rawls disclaims beneficial ownership of all shares which he holds as sole trustee of the foregoing trusts.

(14) Consists of stockholders, each of whom beneficially own less than 1% of the shares outstanding before and after the offering.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

    As of January 31, 2000, there were 51,253,428 shares of our common stock outstanding held of record by 217 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    Up to 5,000,000 shares of undesignated preferred stock are authorized for issuance. Our Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the Securities Purchase Agreement dated as of November 6, 1998, the purchasers of our convertible redeemable preferred stock have various
registration rights with respect to the           shares of common stock into
which their convertible redeemable preferred stock was converted.

    Beginning on May 10, 2000, these holders have the right to require Finisar, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at our expense. Demand for this registration must be made by holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

    If we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, the purchasers of our convertible redeemable preferred stock are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to marketing and other limitations.

    The purchasers of our convertible redeemable preferred stock have the right to require Finisar, no more frequently than twice during any nine month period, to file a registration statement on Form S-3 under the Securities Act to register their shares at our expense. Demand for this registration must be made by the holders of at least 20% of the shares that are entitled to this registration. The underwriters of this offering have the right, subject to some limitations, to limit the number of shares included.

ANTITAKEOVER PROVISIONS

  DELAWARE LAW

    Finisar will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

    - prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

    Our certificate of incorporation provides that, upon the closing of this offering, the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. See "Management--Composition of the Board of Directors." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock.

    Upon completion of this offering, we will have outstanding 53,253,428 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock after January 31, 2000. Of these shares, the 2,000,000 shares sold in this offering and the 9,305,000 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Finisar, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

    Holders of approximately           of these restricted securities, including
all of our officers and directors and the entities affiliated with them and all of the selling stockholders, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any common stock without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a specified period of time from the date of this prospectus. These lock-up agreements provide that, if the prospectus is dated on or prior to April 21, 2000, the holders executing the lock-ups may sell up to one-half of their shares that are otherwise eligible for sale 70 days after the date of this prospectus and all of their shares that are otherwise eligible for sale 110 days after the date of this prospectus, and if the prospectus is dated after April 21, 2000, the holders executing the lock-ups may sell all of their shares that are otherwise eligible for sale 90 days after the date of this prospectus. In addition, under lock-up agreements entered into in connection
with our initial public offering, holders of approximately             shares of
restricted securities are subject to similar restrictions until May 10, 2000.

    Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    As a result of the lock-up agreements described above and the provisions of Rule 144, Rule 144(k) and Rule 701, additional shares will be available for sale in the public market as follows:

                                                           FINAL PROSPECTUS DATE
                                                     ---------------------------------
                                                      ON OR BEFORE          AFTER
DATE OF AVAILABILITY FOR SALE                        APRIL 21, 2000    APRIL 21, 2000
-----------------------------                        ---------------   ---------------
As of the date of this prospectus..................      9,899,633        9,899,633
May 10, 2000.......................................
70 days after the date of this prospectus..........                              --
90 days after the date of this prospectus..........             --
110 days after the date of this prospectus.........
At various times afterwards upon expiration of
  applicable holding periods.......................

    As of January 31, 2000, options to purchase an aggregate of 1,957,152 shares of common stock were outstanding under our stock option plans. We intend to file registration statements on Form S-8 under the Securities Act to register an aggregate of 6,933,007 shares of common stock issued or reserved for issuance under our stock option plans and employee stock purchase plan. Shares of common stock issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to Finisar affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by Finisar.

                                  UNDERWRITING

GENERAL

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., A.G. Edwards & Sons, Inc., CIBC World Markets Corp., Dain Rauscher Incorporated, Morgan Keegan & Company, Inc. SoundView Technology Group, Inc. and Advanced Clearing, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement, Finisar and the selling stockholders have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase, the number of shares of our common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
J.P. Morgan Securities Inc. ................................
A.G. Edwards & Sons, Inc. ..................................
CIBC World Markets Corp. ...................................
Dain Rauscher Incorporated..................................
Morgan Keegan & Company, Inc. ..............................
SoundView Technology Group, Inc. ...........................
Advanced Clearing, Inc. ....................................

                                                              ---------
          Total.............................................  7,000,000
                                                              =========

    In the purchase agreement, the several underwriters have agreed, subject to its terms and conditions, to purchase all of the shares of common stock being sold under the terms of the agreement if any of the shares of common stock are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

    We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriter's reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    A prospectus in electronic format is being made available on a web site maintained by Wit SoundView's affiliate, Wit Capital Corporation.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such
price less a concession not in excess of $   per share of common stock. The
underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the per share and total public offering price, the underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                WITHOUT
                                                  PER SHARE      OPTION      WITH OPTION
                                                  ---------     -------      -----------
Public offering price...........................     $             $              $
Underwriting discount...........................     $             $              $
Proceeds, before expenses, to Finisar...........     $             $              $
Proceeds to the selling stockholders............     $             $              $

    The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.

OVER-ALLOTMENT OPTION

    Finisar and certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers and directors, the selling stockholders and certain of our other existing stockholders have entered into lock-up agreements providing that, with certain exceptions, they will not directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch for a specified period of time after the date of this prospectus. These lock-up agreements provide that, if the prospectus is dated on or prior to April 21, 2000, the holders executing the agreements may sell up to one-half of their shares that are otherwise eligible for sale 70 days after the date of this prospectus and all of their shares that are otherwise eligible for sale 110 days after the date of this prospectus, and if the prospectus is dated after April 21, 2000, the holders executing the agreements may sell all of their shares that are otherwise eligible for sale 90 days after the date of this prospectus. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

    Our common stock is listed on the Nasdaq National Market under the symbol "FNSR."

    The underwriters have advised us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of our common stock offered by them.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that, if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, partners of and attorneys employed by Gray Cary Ware & Freidenrich LLP beneficially own an aggregate of 3,300 shares of our common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at April 30, 1998 and 1999 and for the fiscal years ended April 30, 1997, 1998 and 1999, as set forth in their report. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                              FINISAR CORPORATION

                              FINANCIAL STATEMENTS

                                     INDEX

Report of Ernst & Young LLP, Independent Auditors...........    F-2
Financial Statements:
  Balance Sheets............................................    F-3
  Statements of Operations..................................    F-4
  Statement of Convertible Redeemable Preferred Stock,
    Redeemable Preferred Stock and Changes in Stockholders'
    Equity (Deficit)........................................    F-5
  Statements of Cash Flows..................................    F-6
  Notes to Financial Statements.............................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Finisar Corporation

    We have audited the accompanying balance sheets of Finisar Corporation as of April 30, 1998 and 1999, and the related statements of operations, convertible redeemable preferred stock, redeemable preferred stock and changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of Finisar Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finisar Corporation at April 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California

June 25, 1999

                              FINISAR CORPORATION

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   APRIL 30,
                                                              -------------------   JANUARY 31,
                                                                1998       1999         2000
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  722    $ 5,044      $ 66,356
  Short-term investments....................................       --         --        67,759
  Accounts receivable (net of allowance for doubtful
    accounts of $17, $265 and $329 at April 30, 1998 and
    1999 and January 31, 2000)..............................    2,788      6,653        10,170
  Accounts receivable, other................................       --          3           140
  Inventories...............................................    2,731      5,236        15,087
  Income tax receivable.....................................       --         --           148
  Deferred income taxes.....................................      387      1,047         2,360
  Prepaid expenses..........................................       --        194           337
                                                               ------    --------     --------
Total current assets........................................    6,628     18,177       162,357
Income taxes receivable.....................................       81         --            --
Other assets................................................       --        296           463
Property, equipment and improvements, net...................    1,052      2,482         5,885
                                                               ------    --------     --------
Total assets................................................   $7,761    $20,955      $168,705
                                                               ======    ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $  265    $ 1,394      $  4,248
  Accrued compensation......................................      116      1,499         2,258
  Other accrued liabilities.................................      373      1,476         2,279
  Income tax payable........................................       --        743         1,430
  Note payable, current portion.............................      100         --            --
  Capital lease obligations, current portion................       44         54            21
                                                               ------    --------     --------
Total current liabilities...................................      898      5,166        10,236
                                                               ------    --------     --------
Long-term liabilities:
  Note payable, long-term portion...........................      350     11,015            --
  Capital lease obligations, long-term portion..............       66         17            22
  Other long-term liabilities...............................       --         --           132
                                                               ------    --------     --------
Total long-term liabilities.................................      416     11,032           154
                                                               ------    --------     --------
Commitments and contingent liabilities
Convertible redeemable preferred stock:
  No par value, 12,100,000 shares authorized at April 30,
    1998 and 1999, and no shares authorized at January 31,
    2000; no shares issued and outstanding at April 30,
    1998; 12,039,486 shares issued and outstanding at
    April 30, 1999; no shares issued and outstanding at
    January 31, 2000; liquidation preference $26,405,000 at
    April 30, 1999..........................................       --     26,260            --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized; no shares issued or outstanding at
    April 30, 1998 and 1999 and January 31, 2000............       --         --            --
  Common stock:
    $0.001 par value, 200,000,000 shares authorized:
      51,253,428 shares issued and outstanding at
      January 31, 2000......................................       --         --            51
    No par value, 75,000,000 shares authorized at April 30,
      1998 and 1999; no shares authorized at January 31,
      2000; 41,800,000 and 32,382,365 shares issued and
      outstanding at April 30, 1998 and 1999; no shares
      issued and outstanding at January 31, 2000............       95      4,304            --
  Additional paid-in capital................................       --         --       194,262
  Notes receivable from stockholders........................       --     (1,521)       (3,696)
  Deferred stock compensation...............................       --     (1,975)      (11,143)
  Unrealized loss on short-term investments.................       --         --           (57)
  Retained earnings (accumulated deficit)...................    6,352    (22,311)      (21,102)
                                                               ------    --------     --------
Total stockholders' equity (deficit)........................    6,447    (21,503)      158,315
                                                               ------    --------     --------
Total liabilities and stockholders' equity (deficit)........   $7,761    $20,955      $168,705
                                                               ======    ========     ========

                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   NINE MONTHS ENDED
                                                  FISCAL YEARS ENDED APRIL 30,        JANUARY 31,
                                                 ------------------------------   -------------------
                                                   1997       1998       1999       1999       2000
                                                 --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Revenues.......................................  $ 8,457    $22,067    $35,471    $23,181    $46,466
Cost of revenues...............................    3,438      8,705     15,514      9,895     22,252
                                                 -------    -------    -------    -------    -------
Gross profit...................................    5,019     13,362     19,957     13,286     24,214
                                                 -------    -------    -------    -------    -------
Operating expenses:
  Research and development.....................    2,536      3,806      7,864      5,048     10,051
  Sales and marketing..........................      645      1,629      4,145      2,864      5,080
  General and administrative...................      464        833      2,299      1,203      2,597
  Amortization of deferred stock
    compensation...............................       --         --        428        219      3,791
                                                 -------    -------    -------    -------    -------
Total operating expenses.......................    3,645      6,268     14,736      9,334     21,519
                                                 -------    -------    -------    -------    -------
Income from operations.........................    1,374      7,094      5,221      3,952      2,695
Interest income................................       15         38        154        101      1,616
Interest expense...............................       (2)       (33)      (429)      (232)      (447)
Other income (expense) net.....................       --        (25)       (28)         4        (72)
                                                 -------    -------    -------    -------    -------
Income before income taxes.....................    1,387      7,074      4,918      3,825      3,792
Provision for income taxes.....................      440      2,715      1,873      1,410      2,583
                                                 -------    -------    -------    -------    -------
Net income.....................................  $   947    $ 4,359    $ 3,045    $ 2,415    $ 1,209
                                                 =======    =======    =======    =======    =======
Net income per share:
  Basic........................................  $  0.02    $  0.10    $  0.08    $  0.07    $  0.03
                                                 =======    =======    =======    =======    =======
  Diluted......................................  $  0.02    $  0.10    $  0.07    $  0.06    $  0.03
                                                 =======    =======    =======    =======    =======
Shares used in computing net income per share:
  Basic........................................   44,000     43,753     36,860     36,638     34,628
                                                 =======    =======    =======    =======    =======
  Diluted......................................   44,000     43,753     44,938     42,424     46,029
                                                 =======    =======    =======    =======    =======

                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION
              STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK,
                         REDEEMABLE PREFERRED STOCK AND
                   CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                STOCKHOLDERS' EQUITY (DEFICIT)
                                                 CONVERTIBLE                                  -----------------------------------
                                                  REDEEMABLE               REDEEMABLE
                                               PREFERRED STOCK          PREFERRED STOCK            COMMON STOCK        ADDITIONAL
                                            ----------------------   ----------------------   ----------------------    PAID-IN
                                              SHARES       AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT     CAPITAL
                                            -----------   --------   -----------   --------   -----------   --------   ----------
Balance at April 30, 1996.................           --   $     --            --   $    --     44,000,000   $    95     $     --
  Net income and comprehensive income.....           --         --            --        --             --        --           --
                                            -----------   --------   -----------   -------    -----------   -------     --------
Balance at April 30, 1997.................           --         --            --        --     44,000,000        95           --
  Contribution of shares by principal
    shareholder...........................           --         --            --        --     (2,200,000)       --           --
  Net income and comprehensive income.....           --         --            --        --             --        --           --
                                            -----------   --------   -----------   -------    -----------   -------     --------
Balance at April 30, 1998.................           --         --            --        --     41,800,000        95           --
  Stock options exercised.................           --         --            --        --      5,039,660     1,806           --
  Issuance of preferred stock at $2.1932
    per share, net of issuance costs of
    $145..................................   12,039,486     26,260            --        --             --        --           --
  Repurchase of common stock at $2.1932
    per share.............................           --         --            --        --    (14,457,295)       --           --
  Deferred stock compensation.............           --         --            --        --             --     2,403           --
  Amortization of deferred stock
    compensation..........................           --         --            --        --             --        --           --
  Net income and comprehensive income.....           --         --            --        --             --        --           --
                                            -----------   --------   -----------   -------    -----------   -------     --------
Balance at April 30, 1999.................   12,039,486     26,260            --        --     32,382,365     4,304           --
  Reincorporation in State of Delaware
    (unaudited)...........................           --         --            --        --             --    (4,272)       4,272
  Conversion of preferred stock
    (unaudited)...........................  (12,039,486)   (26,260)   12,039,486     2,640      8,981,897         9       23,611
  Issuance of common stock, net of
    issuance costs of $1,076
    (unaudited)...........................           --         --            --        --      8,605,233         9      150,969
  Redemption of preferred stock
    (unaudited)...........................           --         --   (12,039,486)   (2,640)            --        --           --
  Stock options exercised net of loans and
    repurchase of unvested shares
    (unaudited)...........................           --         --            --        --      1,283,933         1        2,451
  Deferred stock compensation
    (unaudited)...........................           --         --            --        --             --        --       12,959
  Amortization of deferred stock
    compensation (unaudited)..............           --         --            --        --             --        --           --
  Unrealized loss on short-term
    investments (unaudited)...............           --         --            --        --             --        --           --
  Net income (unaudited)..................           --         --            --        --             --        --           --
  Comprehensive income (unaudited)........
                                            -----------   --------   -----------   -------    -----------   -------     --------
Balance at January 31, 2000 (unaudited)...           --   $     --            --   $    --     51,253,428   $    51     $194,262
                                            ===========   ========   ===========   =======    ===========   =======     ========

                                                                   STOCKHOLDERS' EQUITY (DEFICIT)
                                            ----------------------------------------------------------------------------
                                               NOTES                        ACCUMULATED       RETAINED         TOTAL
                                             RECEIVABLE      DEFERRED          OTHER          EARNINGS     STOCKHOLDERS'
                                                FROM           STOCK       COMPREHENSIVE    (ACCUMULATED      EQUITY
                                            STOCKHOLDERS   COMPENSATION        INCOME         DEFICIT)       (DEFICIT)
                                            ------------   -------------   --------------   ------------   -------------
Balance at April 30, 1996.................    $    --        $     --           $ --          $  1,046       $  1,141
  Net income and comprehensive income.....         --              --             --               947            947
                                              -------        --------           ----          --------       --------
Balance at April 30, 1997.................         --              --             --             1,993          2,088
  Contribution of shares by principal
    shareholder...........................         --              --             --                --             --
  Net income and comprehensive income.....         --              --             --             4,359          4,359
                                              -------        --------           ----          --------       --------
Balance at April 30, 1998.................         --              --             --             6,352          6,447
  Stock options exercised.................     (1,521)             --             --                --            285
  Issuance of preferred stock at $2.1932
    per share, net of issuance costs of
    $145..................................         --              --             --                --             --
  Repurchase of common stock at $2.1932
    per share.............................         --              --             --           (31,708)       (31,708)
  Deferred stock compensation.............         --          (2,403)            --                --             --
  Amortization of deferred stock
    compensation..........................         --             428             --                --            428
  Net income and comprehensive income.....         --              --             --             3,045          3,045
                                              -------        --------           ----          --------       --------
Balance at April 30, 1999.................     (1,521)         (1,975)            --           (22,311)       (21,503)
  Reincorporation in State of Delaware
    (unaudited)...........................         --              --             --                --             --
  Conversion of preferred stock
    (unaudited)...........................         --              --             --                --         23,620
  Issuance of common stock, net of
    issuance costs of $1,076
    (unaudited)...........................         --              --             --                --        150,978
  Redemption of preferred stock
    (unaudited)...........................         --              --             --                --             --
  Stock options exercised net of loans and
    repurchase of unvested shares
    (unaudited)...........................     (2,175)             --             --                --            277
  Deferred stock compensation
    (unaudited)...........................         --         (12,959)            --                --             --
  Amortization of deferred stock
    compensation (unaudited)..............         --           3,791             --                --          3,791
  Unrealized loss on short-term
    investments (unaudited)...............         --              --            (57)               --            (57)
  Net income (unaudited)..................         --              --             --             1,209          1,209
                                                                                                             --------
  Comprehensive income (unaudited)........                                                                      1,152
                                              -------        --------           ----          --------       --------
Balance at January 31, 2000 (unaudited)...    $(3,696)       $(11,143)          $(57)         $(21,102)      $158,315
                                              =======        ========           ====          ========       ========

                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               FISCAL YEARS ENDED            NINE MONTHS ENDED
                                                                   APRIL 30,                    JANUARY 31,
                                                         ------------------------------   -----------------------
                                                           1997       1998       1999        1999         2000
                                                         --------   --------   --------   ----------   ----------
                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income.............................................   $ 947     $ 4,359    $  3,045    $  2,415     $  1,209
Adjustments to reconcile net income to net cash from
  operating activities:
  Depreciation and amortization........................      41         161         433         281          788
  Amortization of deferred stock compensation..........      --          --         428         219        3,791
  Loss on fixed assets disposal........................      --          30         237          --           --
Changes in operating assets and liabilities:
  Accounts receivable..................................    (764)     (1,584)     (3,868)     (3,829)      (3,517)
  Inventories..........................................    (505)     (1,781)     (2,505)     (2,317)      (9,851)
  Other assets.........................................      (1)          8        (490)       (360)        (315)
  Deferred income taxes................................      --        (241)       (660)         --           --
  Accounts payable.....................................     (54)       (179)      1,129         507        2,854
  Accrued compensation.................................      21          55       1,383       1,017          759
  Income tax payable...................................      --        (298)        824        (301)        (774)
  Other accrued liabilities............................     109         212       1,103         533        1,053
                                                          -----     -------    --------    --------     --------
Net cash provided by (used in) operating activities....    (206)        742       1,059      (1,835)      (4,003)
                                                          -----     -------    --------    --------     --------
INVESTING ACTIVITIES
Purchases of property and equipment....................    (144)       (855)     (2,100)     (1,352)      (4,441)
Purchase of short-term investments.....................      --          --          --          --      (67,816)
                                                          -----     -------    --------    --------     --------
Net cash used in investing activities..................    (144)       (855)     (2,100)     (1,352)     (72,257)
                                                          -----     -------    --------    --------     --------
FINANCING ACTIVITIES
Payments on capital lease obligations..................      --         (37)        (39)        (29)         (28)
Proceeds from borrowings under bank note...............      --         500      11,015      11,015           --
Repayments of borrowings under bank note...............      --         (50)       (450)       (450)     (11,015)
Proceeds from exercise of stock options, net of loans
  and repurchase of unvested shares....................      --          --         285         396          277
Proceeds from issuance of common stock in initial
  public offering, net of issue costs..................      --          --          --          --      150,978
Proceeds from issuance of preferred stock..............      --          --      26,260      26,260           --
Redemption of preferred stock..........................      --          --          --          --       (2,640)
Repurchase of common stock.............................      --          --     (31,708)    (31,708)          --
                                                          -----     -------    --------    --------     --------
Net cash provided by financing activities..............      --         413       5,363       5,484      137,572
                                                          -----     -------    --------    --------     --------
Net (decrease) increase in cash and cash equivalents...    (350)        300       4,322       2,297       61,312
Cash and cash equivalents at beginning of period.......     772         422         722         722        5,044
                                                          -----     -------    --------    --------     --------
Cash and cash equivalents at end of period.............   $ 422     $   722    $  5,044    $  3,019     $ 66,356
                                                          =====     =======    ========    ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest...............................   $   2     $    33    $    364    $    253     $    510
                                                          =====     =======    ========    ========     ========
  Cash paid for taxes..................................   $ 440     $ 3,254    $  1,710    $  1,710     $  3,352
                                                          =====     =======    ========    ========     ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
  Acquisition of property, equipment and improvements
    under capital lease obligations....................   $  15     $   132    $     --    $     --     $     --
                                                          =====     =======    ========    ========     ========
  Issuance of common stock in exchange for notes
    receivable.........................................   $  --     $    --    $  1,521    $    221     $  2,175
                                                          =====     =======    ========    ========     ========
  Conversion of preferred stock to common stock........   $  --     $    --    $     --    $     --     $ 23,620
                                                          =====     =======    ========    ========     ========
  Deferred stock compensation related to options
    granted............................................   $  --     $    --    $  2,403    $  1,033     $ 12,959
                                                          =====     =======    ========    ========     ========

                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Finisar Corporation ("Finisar" or the "Company") was incorporated in the state of California on April 17, 1987. In November 1999, Finisar reincorporated in the state of Delaware. Finisar designs, manufactures, and markets fiber optic subsystems and network performance test systems for high-speed data communications.

INTERIM FINANCIAL INFORMATION

    The interim financial information at January 31, 2000 and for the nine months ended January 31, 2000 and 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that Finisar considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

FISCAL PERIODS

    In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen-week periods). For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The first three quarters of fiscal 2000 ended on August 1, 1999, October 31, 1999 and January 30, 2000, respectively.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

    Revenue is recognized at the time of product shipment, net of allowances for estimated returns. Warranty expenses are also estimated and provided for at the time of shipment.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject Finisar to concentrations of credit risk include cash, cash equivalents, short-term investments and accounts receivable. Finisar places its cash, cash equivalents and short-term investments with high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 32.3% and 33.2% of the total balance at April 30, 1998; 33.8% and 16.0% of the total balance at April 30, 1999 and three customers represented 27.1%, 16.8% and 12.2% of the total balance at January 31, 2000, respectively. Generally, Finisar does not require collateral or other security to support customer receivables. Finisar performs periodic credit evaluations of its

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

CURRENT VULNERABILITIES DUE TO CERTAIN CONCENTRATIONS

    Finisar sells products primarily to customers located in North America. During fiscal 1997, 1998, and 1999, revenues from two customers represented 41.6% and 1.2%, and 43.9% and 14.6%, and 25.1% and 24.1% of total revenues, respectively. During the first nine months of fiscal 1999 and 2000, sales to two customers, each representing more than 10% of revenues, totaled 22.1% and 26.5%, and 29.1% and 21.6% of total revenues, respectively.

RESEARCH AND DEVELOPMENT

    Research and development expenditures are charged to operations as incurred.

CASH AND CASH EQUIVALENTS

    Finisar's cash equivalents consist of money market funds with qualified financial institutions. Finisar considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

    Short-term investments consist of interest bearing securities with maturities greater than 90 days. The Company has adopted the provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company has classified its short-term investments as available-for-sale. Available-for-sale securities are stated at market value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of the security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. At January 31, 2000, the Company's marketable investment securities consisted of highly liquid investments in both taxable and tax free municipal obligations with various maturity dates through November 1, 2002. The difference between market value and cost of these securities at January 31, 2000 was $57,000.

INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

    Property, equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Property, equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

    Finisar accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

NET INCOME PER SHARE

    Basic and diluted net income per share are presented in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares and convertible preferred shares issued or granted for nominal consideration prior to the effective date of Finisar's initial public offering are required to be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, Finisar has not had any issuances or grants for nominal consideration.

    Basic net income per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from options (under the treasury stock method) and convertible redeemable preferred stock (on an if-converted basis) outstanding during the period.

    The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

                                                                                           NINE MONTHS
                                                       FISCAL YEARS ENDED APRIL 30,     ENDED JANUARY 31,
                                                      ------------------------------   -------------------
                                                        1997       1998       1999       1999       2000
                                                      --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
Numerator:
  Net income........................................   $  947     $4,359     $3,045     $2,415     $1,209
Historical:
Denominator for basic net income per share:
  Weighted-average shares outstanding--basic........   44,000     43,753     36,860     36,638     34,628
Effect of dilutive securities:
  Employee stock options............................       --         --        729      1,736      1,446
  Stock subject to repurchase.......................       --         --      3,043      1,251      3,553
  Convertible redeemable preferred stock............       --         --      4,306      2,799      6,402
                                                       ------     ------     ------     ------     ------
Dilutive potential common shares....................       --         --      8,078      5,786     11,401
                                                       ------     ------     ------     ------     ------
Denominator for diluted net income per share........   44,000     43,753     44,938     42,424     46,029
                                                       ======     ======     ======     ======     ======
Basic net income per share..........................   $ 0.02     $ 0.10     $ 0.08     $ 0.07     $ 0.03
                                                       ======     ======     ======     ======     ======
Diluted net income per share........................   $ 0.02     $ 0.10     $ 0.07     $ 0.06     $ 0.03
                                                       ======     ======     ======     ======     ======

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    Effective May 1, 1998, Finisar adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes rules for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in comprehensive income. The amount of the change in net unrealized loss on available-for-sale securities for the nine months ended January 31, 2000 was $57,000. Prior to Fiscal 2000, net income equaled comprehensive income.

SEGMENT REPORTING

    Effective May 1, 1998, Finisar adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect Finisar's results of operations or financial position.

EFFECT OF NEW ACCOUNTING STATEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Finisar is required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because Finisar currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Finisar is required to implement SOP 98-1 for the year ending April 30, 2000. Adoption of SOP 98-1 did not have a material effect on Finisar's financial condition or results of operations for the nine months ended January 31, 2000.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is currently evaluating the impact of SAB 101. Should the Company determine that a change in its accounting policy is necessary, such a change will be made effective May 1, 2000 and would result in a charge to results of operations for the cumulative effect of the

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.

RECLASSIFICATION

    Certain prior year amounts have been reclassified to conform to the current presentation.

2. INVENTORIES

    Inventories consist of the following (in thousands):

                                                             APRIL 30,
                                                        -------------------
                                                          1998       1999     JANUARY 31, 2000
                                                        --------   --------   -----------------
                                                                                 (UNAUDITED)
Raw materials.........................................   $1,546     $2,908         $ 7,929
Work-in-process.......................................      989      1,763           6,057
Finished goods........................................      196        565           1,101
                                                         ------     ------         -------
                                                         $2,731     $5,236         $15,087
                                                         ======     ======         =======

3. PROPERTY, EQUIPMENT AND IMPROVEMENTS

    Property, equipment and improvements consist of the following (in thousands):

                                                             APRIL 30,
                                                        -------------------
                                                          1998       1999     JANUARY 31, 2000
                                                        --------   --------   -----------------
                                                                                 (UNAUDITED)
Computer equipment....................................   $  505     $  840         $ 1,663
Office equipment, furniture, and fixtures.............      423        445             687
Machinery and equipment...............................      362      1,795           3,853
Leasehold improvements................................       --         --             932
                                                         ------     ------         -------
                                                          1,290      3,080           7,135
Accumulated depreciation and amortization.............     (238)      (598)         (1,250)
                                                         ------     ------         -------
Property and equipment, net...........................   $1,052     $2,482         $ 5,885
                                                         ======     ======         =======

    Finisar has financed $132,447 of equipment purchased under capital lease arrangements as of April 30, 1998 and 1999 and January 31, 2000. Accumulated amortization of assets acquired under capital leases was $13,777, $40,261 and $60,124 at April 30, 1998 and 1999 and January 31, 2000, respectively.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

4. COMMITMENTS

    Future minimum payments under noncancelable capital and operating lease agreements are as follows as of April 30, 1999 (in thousands):

                                                              OPERATING   CAPITAL
                                                                LEASE      LEASE
                                                              ---------   --------
Fiscal years ending April 30:
2000........................................................   $  349       $ 59
2001........................................................      363         17
2002........................................................      378         --
2003........................................................       32         --
                                                               ------       ----
Total minimum payments required.............................   $1,122         76
                                                               ======

Amount representing interest................................                  (5)
                                                                            ----
Present value of future lease payments......................                  71
Current portion.............................................                 (54)
                                                                            ----
Long-term portion...........................................                $ 17
                                                                            ====

    Rent expense was approximately $77,034, $412,000, $366,905 and $762,199 for the years ended April 30, 1997, 1998, and 1999 and the nine months ended January 31, 2000.

    In August 1999, Finisar entered into a new facility operating lease. This lease is non-cancellable and has a term of 7 years. Lease payments for the new facility for fiscal years 2000, 2001, 2002, 2003, and thereafter are $960,141, $1,470,216, $1,515,222, $1,560,229, and $5,520,810, respectively.

5. LOAN AGREEMENT

    On November 4, 1998, Finisar borrowed the principal amount of $11,015,000 under a secured term loan agreement and entered into a secured revolving loan facility for additional borrowings of up to $6,500,000. The term loan was repaid in November 1999 with proceeds from the common stock offering (see Note 6). The revolving loan facility expires in April 2003. No amounts were outstanding under the revolving loan facility at April 30, 1999 or January 31, 2000. All business assets have been pledged as collateral for borrowings under the term loan and the revolving loan facility.

    The outstanding borrowings under the term loan at April 30, 1999, were repayable quarterly, commencing April 30, 2001. Annual required repayments were $1,101,500, $3,304,500, and $6,609,000 in 2001, 2002, and 2003, respectively.
Interest is payable monthly on the outstanding principal amount of borrowings under the term loan and the revolving loan facility at the effective prime or LIBOR rate (7.04% at April 30, 1999). Finisar believes that as of April 30, 1999, the fair value of the term loan approximated its carrying value.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK AND PREFERRED STOCK

    Following the Company's reincorporation in November 1999, Finisar is authorized to issue 200,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The holder of each share of common stock has the right to one vote.

    Common stock subject to future issuance is as follows:

                                                              APRIL 30,
                                                                 1999      JANUARY 31, 2000
                                                              ----------   -----------------
                                                                              (UNAUDITED)
Conversion of convertible redeemable preferred stock........   8,981,897              --
Exercise of outstanding options.............................   1,486,540       1,957,152
Common stock available for grant under stock option plans...   6,535,000       4,725,855
Common stock reserved for issuance under the employee stock
  purchase plan.............................................          --         250,000
                                                              ----------       ---------
                                                              17,003,437       6,933,007
                                                              ==========       =========

    Effective November 11, 1999, the Company sold 9,305,000 shares in an initial public offering of its common stock at a price of $19.00, including 1,155,000 shares that were sold upon exercise of the underwriters' overallotment option. Of the shares sold, 8,605,233 shares, with an aggregate offering price of $163,499,427, were sold by Finisar, and 699,767 shares, with an aggregate offering price of $13,295,573, were sold by selling stockholders. An aggregate underwriting discount of $12,375,650 was paid in connection with the offering, $11,444,960 of which was paid by Finisar and $930,690 of which was paid by the selling shareholders. Other expenses of the offering incurred by Finisar are estimated at $1,500,000. Net proceeds of the offering to the Company after deducting underwriting discounts and commissions, and other expenses aggregated approximately $151.0 million.

    To date, $11.0 million of the net proceeds have been used to repay bank loans and another $2.6 million was used to redeem the Company's no par value, redeemable preferred stock. The balance of the net proceeds will be used for general corporate purposes, including working capital and capital expenditures. The Company may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to any of these types of acquisitions or investments. Pending such uses, the remaining net proceeds of the offering have been invested in short-term, investment-grade, interest-bearing securities.

CONVERTIBLE REDEEMABLE PREFERRED STOCK

    On November 6, 1998 and November 25, 1998, Finisar issued an aggregate of 12,039,486 shares of convertible redeemable preferred stock to investors at $2.1932 per share, resulting in gross cash proceeds of $26,405,000. In conjunction with the Company's initial public offering on November 11, 1999, the convertible redeemable preferred shares were converted into 8,981,897 shares of common

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) stock and 12,039,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

    Holders of convertible redeemable preferred stock were entitled to non cumulative dividends at an annual rate equal to $0.1316 per share (adjusted for stock splits and like events), in preference to other stockholders if, when and as declared by the board of directors. No dividends had been declared as of April 30, 1999.

    The holders of outstanding convertible redeemable preferred stock, voted as a single class, and were entitled to appoint one director of Finisar. In all other matters, each holder of convertible redeemable preferred stock had voting rights based on the number of shares of common stock into which the preferred stock was convertible.

    The holders of outstanding convertible redeemable preferred stock were entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $2.1932 plus all accrued but unpaid dividends (including any unpaid interest on such amounts). Any remaining assets would be distributed on a pro rata basis among the holders of all common stock and preferred stock (on an if-converted basis).

REDEEMABLE PREFERRED STOCK

    Holders of outstanding redeemable preferred stock were entitled to non cumulative dividends at an annual rate equal to $0.0381 per share (adjusted for stock splits and like events), in preference to holders of common stock as and when declared by the board of directors. No dividends had been declared as of April 30, 1999. In conjunction with the initial public offering on November 11, 1999, all outstanding convertible redeemable preferred shares were converted into 8,981,987 shares of common stock and 12,034,486 shares of redeemable preferred stock; the Company then paid $2.6 million to redeem the redeemable preferred stock.

    The holders of redeemable preferred stock had no voting rights.

    The holders of redeemable preferred stock were entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $0.6345 plus all accrued but unpaid dividends (including any unpaid interest on such amounts).

1999 EMPLOYEE STOCK PURCHASE PLAN

    Finisar's 1999 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders in September 1999. A total of 250,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 250,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. However, the first such offering period commenced on the effective date of the initial public offering and will terminate on

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
November 30, 2000. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase Finisar common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of Finisar common stock on either the first or the last day of the offering period, whichever is lower.

STOCK OPTION PLANS

    As discussed in Note 1 and as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Finisar has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees.

    During fiscal 1989 and 1999, Finisar adopted the 1989 and 1999 Stock Option Plans (the "Plans"). Under the Plans, options to purchase common stock may be granted at an exercise price of not less than 85% of the fair value of a share of common stock on the date of grant (110% of the fair value in certain instances) as determined by the board of directors. For purposes of determining the fair market value of the common stock, the board of directors has considered a number of factors including appraisals by independent third parties, the price paid for convertible redeemable preferred stock in arms'-length transactions and the illiquid nature of the common stock. Options generally vest over five years and have a maximum term of 10 years. All options granted under the Plans are immediately exercisable. As of April 30, 1999, 3,043,080 shares issued upon exercise of options are subject to repurchase (3,773,573 shares at January 31, 2000).

    Finisar's 1999 Stock Option Plan was amended by the board of directors and approved by the stockholders in September 1999. The amendment increased the aggregate maximum number of shares that may be issued under the Plan on May 1, 2001 and each May 1 thereafter by a number of shares equal to 5% of the number of shares of Finisar's common stock issued and outstanding as of the immediately preceding April 30, subject to certain restrictions on the aggregate maximum number of shares that may be issued pursuant to incentive stock options.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    A summary of activity under the Plans is as follows:

                                                               OPTIONS OUTSTANDING
                                                           ----------------------------
                                       OPTIONS AVAILABLE   NUMBER OF                      WEIGHTED-AVERAGE
                                           FOR GRANT         SHARES     PRICE PER SHARE    EXERCISE PRICE
                                       -----------------   ----------   ---------------   ----------------
Balance at April 30, 1996............      18,430,800       7,269,200    $0.0027-$0.02        $0.0033
Options granted......................        (442,000)        442,000            $0.05        $  0.05
Options canceled.....................       7,000,000      (7,000,000)         $0.0027        $0.0027
                                          -----------      ----------    -------------        -------
Balance at April 30, 1997............      24,988,800         711,200    $0.0125-$0.05        $ 0.038
Options granted......................      (2,937,000)      2,937,000            $0.13        $  0.13
Options canceled.....................          22,000         (22,000)           $0.05        $  0.05
                                          -----------      ----------    -------------        -------
Balance at April 30, 1998............      22,073,800       3,626,200    $0.0125-$0.13        $0.1125
Decrease in authorized shares........     (12,638,800)             --               --             --
Options granted......................      (2,900,000)      2,900,000      $0.15-$1.31        $0.7029
Options exercised....................              --      (5,039,660)   $0.0125-$1.31        $0.3593
                                          -----------      ----------    -------------        -------
Balance at April 30, 1999............       6,535,000       1,486,540      $0.05-$1.31        $0.5693
Options granted (unaudited)..........      (1,817,820)      1,817,820     $1.41-$19.00        $6.3428
Options exercised (unaudited)........              --      (1,292,533)    $0.05-$10.20        $1.7815
Options canceled (unaudited).........           8,675         (54,675)    $0.05-$19.00        $3.0256
                                          -----------      ----------    -------------        -------
Balance at January 31, 2000
  (unaudited)........................       4,725,855       1,957,152     $0.05-$19.00        $5.0626
                                          ===========      ==========    =============        =======

                                                    OPTIONS OUTSTANDING AND EXERCISABLE
                                            ---------------------------------------------------
                                               NUMBER
                                             OUTSTANDING    WEIGHTED-AVERAGE
                                            AT APRIL 30,       REMAINING       WEIGHTED-AVERAGE
EXERCISE PRICE                                  1999        CONTRACTUAL LIFE    EXERCISE PRICE
--------------                              -------------   ----------------   ----------------
                                                                (IN YEARS)
$0.05.....................................      107,000           7.72              $0.05
$0.13.....................................      691,540           8.76              $0.13
$0.15.....................................      116,000           9.18              $0.15
$0.26.....................................       15,000           9.32              $0.26
$1.31.....................................      557,000           9.81              $1.31
                                              ---------
$0.05-$1.31...............................    1,486,540           9.12
                                              =========

    The weighted-average fair value of options granted during fiscal 1999 was $0.15.

RESTRICTED SHARES ISSUED FOR PROMISSORY NOTES

    During fiscal 1999, employees exercised options for 2,646,308 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,520,788. The notes are full recourse, are secured by the shares and bear interest at a rate of 6% per annum. The shares are restricted and are subject to a right of repurchase at the original exercise price in favor of Finisar. This repurchase right lapses in accordance with the original vesting schedule of the option, which is generally five years.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

DEFERRED STOCK COMPENSATION

    In connection with the grant of certain stock options to employees, Finisar recorded deferred stock compensation of $2.4 million during fiscal 1999 and $13.0 million (unaudited) during the nine months ended January 31, 2000, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the five year vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. The following table summarizes the amount of deferred stock compensation expense which Finisar has recorded and the amortization it has recorded and expects to record in future periods. Amounts to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited (in thousands):

                                                                DEFERRED
                                                                 STOCK
                                                              COMPENSATION   AMORTIZATION
                                                               GENERATED       EXPENSE
                                                              ------------   ------------
Second quarter ended October 31, 1998.......................     $ 1,033        $    99
Third quarter ended January 31, 1999........................          --            120
Fourth quarter ended April 30, 1999.........................       1,370            209
First quarter ended July 31, 1999 (unaudited)...............          --            287
Second quarter ended October 31, 1999 (unaudited)...........      12,959          1,723
Third quarter ended January 31, 2000 (unaudited)............          --          1,781
Fourth quarter ending April 30, 2000 (unaudited)............          --          1,740
Fiscal year ending April 30, 2001 (unaudited)...............          --          4,427
Fiscal year ending April 30, 2002 (unaudited)...............          --          2,659
Fiscal year ending April 30, 2003 (unaudited)...............          --          1,467
Fiscal year ending April 30, 2004 (unaudited)...............          --            715
Fiscal year ending April 30, 2005 (unaudited)...............          --            135
                                                                 -------        -------
  Total (unaudited).........................................     $15,362        $15,362
                                                                 =======        =======

ACCOUNTING FOR STOCK-BASED COMPENSATION

    Pro forma information regarding net income is required by SFAS 123 as if Finisar had accounted for its employee stock options granted subsequent to April 30, 1995 under the fair value method of SFAS 123. The fair value for Finisar's stock option grants was estimated at the date of grant using the minimum value option valuation model. The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Finisar's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) date of grant using the minimum value method option pricing model with the following weighted-average assumptions for fiscal years 1997, 1998, and 1999: risk-free interest rates of 6% for 1997 and 1998 and 5.5% for 1999; a dividend yield of 0%; and a weighted-average expected life of the option of four years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Finisar Corporation's pro forma information is as follows (in thousands, except per share amounts):

                                                                   YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net income:
  As reported...............................................   $ 947      $4,359     $3,045
                                                               =====      ======     ======
  Pro forma.................................................   $ 947      $4,333     $3,000
                                                               =====      ======     ======
Basic net income per share:
  As reported...............................................   $0.02      $ 0.10     $ 0.08
                                                               =====      ======     ======
  Pro forma.................................................   $0.02      $ 0.10     $ 0.07
                                                               =====      ======     ======
Diluted net income per share:
  As reported...............................................   $0.02      $ 0.10     $ 0.07
                                                               =====      ======     ======
  Pro forma.................................................   $0.02      $ 0.10     $ 0.06
                                                               =====      ======     ======

7. INCOME TAXES

    Finisar's provision for income taxes consists of the following (in thousands):

                                                                   YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Current:
  Federal...................................................   $ 423      $2,391     $1,995
  State.....................................................     123         565        538
                                                               -----      ------     ------
                                                                 546       2,956      2,533
                                                               -----      ------     ------

Deferred:
  Federal...................................................     (82)       (226)      (508)
  State.....................................................     (24)        (15)      (152)
                                                               -----      ------     ------
                                                                (106)       (241)      (660)
                                                               -----      ------     ------
Provision for income taxes..................................   $ 440      $2,715     $1,873
                                                               =====      ======     ======

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)
    Finisar's provision for income taxes differs from the amount computed by applying the federal statutory rate to income taxes as follows:

                                                                   YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Expected income tax provision at U.S. federal statutory
  rate......................................................    34.0%       34.0%      34.0%
State taxes, net of federal benefit.........................     5.0         5.0        4.8
Research and development credits............................    (7.0)       (0.8)      (4.0)
Other permanent differences.................................    (0.3)        0.2        3.3
                                                               -----      ------     ------
                                                                31.7%       38.4%      38.1%
                                                               =====      ======     ======

    Significant components of Finisar's deferred federal and state income taxes are as follows (in thousands):

                                                                   APRIL 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Inventory reserve.........................................    $165      $  503
  Accruals not currently deductible.........................     235         679
                                                                ----      ------
Total deferred tax assets...................................     400       1,182
Deferred tax liabilities:
  Tax depreciation over book depreciation...................     (13)       (135)
                                                                ----      ------
Net deferred tax assets.....................................    $387      $1,047
                                                                ====      ======

8. SEGMENTS AND GEOGRAPHIC INFORMATION

    Finisar operates in one reportable segment, the design, manufacture, and marketing of fiber optic subsystems and network performance test systems for high-speed data communications. The following is a summary of operations within geographic areas based on the location of the entity purchasing the Company's product (in thousands):

                                                       YEARS ENDED APRIL 30,
                                                   ------------------------------   NINE MONTHS ENDED
                                                     1997       1998       1999     JANUARY 31, 2000
                                                   --------   --------   --------   -----------------
                                                                                       (UNAUDITED)
Revenues from sales to unaffiliated customers:
  United States..................................   $4,676    $ 9,877    $24,822         $30,276
  Canada.........................................    3,574      9,695      8,941          13,829
  Rest of the World..............................      207      2,495      1,708           2,361
                                                    ------    -------    -------         -------
                                                    $8,457    $22,067    $35,471         $46,466
                                                    ======    =======    =======         =======

    Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions.

                              FINISAR CORPORATION

    (INFORMATION AS OF JANUARY 31, 2000 AND FOR THE NINE MONTH PERIODS ENDED
                    JANUARY 31, 2000 AND 1999 IS UNAUDITED)

9. PENDING LITIGATION

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against Finisar and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that our optoelectronic products infringe four patents held by Methode. The original complaint sought monetary damages and injunctive relief. In July 1999, the Company and Hewlett-Packard filed a motion, which was opposed by Methode, to transfer the case to the United States District Court for the Northern District of California. In August 1999, the Court granted the Company's motion. Methode has amended its complaint to add Agilent Technologies, Inc. as a party, to allege infringement of a fifth Methode patent and to allege that Finisar breached its obligations under a license and supply agreement with Methode by failing to provide Methode with unspecified information regarding new technology related to the products licensed under the agreement. The amended complaint seeks compensatory damages of at least
$224.3 million plus interest for the alleged breach of contract. Methode has also notified the Company that it intends to file another amended complaint alleging infringement of a sixth Methode patent.

    Based on consultation with counsel, it is the Company's position that the Methode patents are invalid, unenforceable and/or not infringed by its products. The United States Patent and Trademark Office has determined that all of the claims asserted by Methode in one of the patents are invalid, although this determination is not final and is subject to further administrative review. The Company also believes, based on consultation with counsel, that the breach of contract claim that Methode seeks to include in the amended complaint is without merit and that, in any event, the amended complaint grossly overstates the amount of damages that Methode could possibly have suffered as a result of any such breach. The Company believes that it has strong defenses against Methode's lawsuit. In addition, the Company has filed a counterclaim against Methode asserting, among other things, that one of Finisar's founders, Frank H. Levinson, is the primary inventor of the technology that is the subject of all five patents, that Methode improperly obtained the patents based on the Company's disclosure of the technology to Methode and that Finisar is the rightful owner or co-owner of the patents.

    Finisar intends to defend Methode's lawsuit and pursue the counterclaim vigorously. However, the litigation is in the preliminary stage, and its outcome cannot be predicted with certainty. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of the Company's key management and technical personnel. As a result, the Company's defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to Finisar, the Company could be required to pay significant monetary damages to Methode and could be enjoined from selling those products found to infringe Methode's patents unless and until the Company is able to negotiate a license from Methode. In the event the Company obtains a license from Methode, the Company would likely be required to make royalty payments with respect to sales of products covered by the license. Any such payments would increase the Company's cost of revenues and reduce gross profit. If Finisar is required to pay significant monetary damages, is enjoined from selling any of its products or is required to make substantial royalty payments pursuant to any such license agreement, Finisar's business would be significantly harmed.

                              [INSIDE BACK COVER]

                                 [FINISAR LOGO]

          FIBER OPTIC SOLUTIONS FOR GIGABIT ETHERNET AND FIBRE CHANNEL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES

                                 [FINISAR LOGO]

                                  COMMON STOCK

                               ------------------

                              P R O S P E C T U S

                               ------------------

                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
                               CIBC WORLD MARKETS
                             DAIN RAUSCHER WESSELS
                           A.G. EDWARDS & SONS, INC.
                         MORGAN KEEGAN & COMPANY, INC.
                                 WIT SOUNDVIEW
                                   AMERITRADE

                                         , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee.........  $261,002
NASD filing fee.............................................    32,500
Nasdaq National Market application fee......................    17,500
Blue sky qualification fees and expenses....................    10,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   150,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous expenses......................................    18,998
                                                              --------
  Total.....................................................  $800,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements
(Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. See also related undertakings in Item 17 below.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Since July 31, 1996, Finisar has issued and sold the following unregistered securities:

        1. From inception through July 31, 1999, Finisar issued options to purchase an aggregate of 40,328,200 shares of common stock under its 1989 and 1999 stock options plans, of which 6,769,660 have been exercised.

        2. In November 1998, Finisar sold 12,039,486 shares of its convertible redeemable preferred stock to certain investors at a purchase price of $2.1932 per share, for an aggregate purchase price of $26,405,000.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

    The issuances described in Items 15(a)(1) and 15(a)(2) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Certain issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Finisar or had access, through employment or other relationships, to such information.

    For additional information concerning these equity investment transactions, see the section entitled "Certain Transactions" in the prospectus.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS.

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
          *1.1          Form of Purchase Agreement
           3.4          Bylaws of Registrant (1)
           3.5          Restated Certificate of Incorporation of Registrant (1)
           4.1          Specimen certificate representing the common stock (1)
          *5.1          Opinion of Gray Cary Ware & Freidenrich LLP
          10.1          Form of Indemnity Agreement between Registrant and
                        Registrant's directors and officers (1)
          10.2          1989 Stock Option Plan (1)
          10.3          1999 Stock Option Plan (1)
          10.4          1999 Employee Stock Purchase Plan (1)
          10.5          Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998 (1)
          10.6          Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998 (1)
          10.7          Voting Agreement among Registrant and certain of its
                        shareholders, dated as of November 6, 1998 (1)
          10.8          Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998 (1)
          10.9          Security Agreement between Registrant and Fleet National
                        Bank, dated as of November 4, 1998 (1)
         10.10          Security Agreement Re: Contracts, Leases, License and
                        Permits between Registrant and Fleet National Bank, dated as of November 4, 1998 (1)

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
         10.11          Building Office Lease for 582 Market Street, Suite 609-610,
                        San Francisco, CA, dated December 17, 1996 between
                        Registrant and Niantic Corporation (1)
         10.12          Building Lease for 274 Ferguson Drive, Mountain View, CA,
                        dated April 30, 1997 between Registrant and DM Group VIII
                        and DM Group VIII-E (1)
         10.13          Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA,
                        dated May 26, 1999 between Registrant and Aetna Life
                        Insurance Company (1)
          23.1          Consent of Ernst & Young LLP, Independent Auditors
          23.2          Consent of Gray Cary Ware & Freidenrich LLP (included in
                        Exhibit 5.1)
          24.1          Power of Attorney (see page II-5)
          27.1          Financial Data Schedule (2)

------------------------

(1) Incorporated by reference to the same numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-87017).

(2) Incorporated by reference to the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed March 10, 2000.

*   To be filed by amendment.

    (B) FINANCIAL STATEMENT SCHEDULES.

    The following financial statement schedule of Finisar is filed as part of this Registration Statement and should be read in conjunction with the financial statements and related notes.

SCHEDULE                                                        PAGE
--------                                                        ----
II -- Valuation and Qualifying Accounts.....................     S-1

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon

    Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, State of California, on March 15, 2000

                                                       FINISAR CORPORATION

                                                       BY:              /S/ JERRY S. RAWLS
                                                            -----------------------------------------
                                                                          Jerry S. Rawls
                                                                          PRESIDENT AND
                                                                     CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jerry S. Rawls and Stephen K. Workman, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----
                /s/ JERRY S. RAWLS                   President and Chief Executive   March 15, 2000
     ----------------------------------------          Officer (PRINCIPAL
                  Jerry S. Rawls                       EXECUTIVE OFFICER)

               /s/ FRANK H. LEVINSON                 Chairman of the Board and       March 15, 2000
     ----------------------------------------          Chief Technical Officer
                 Frank H. Levinson

                                                     Vice President, Finance,        March 15, 2000
              /s/ STEPHEN K. WORKMAN                   Chief Financial Officer and
     ----------------------------------------          Secretary (PRINCIPAL
                Stephen K. Workman                     FINANCIAL AND ACCOUNTING
                                                       OFFICER)

               /s/ MICHAEL C. CHILD                  Director                        March 15, 2000
     ----------------------------------------
                 Michael C. Child

               /s/ ROGER C. FERGUSON                 Director                        March 15, 2000
     ----------------------------------------
                 Roger C. Ferguson

                /s/ RICHARD B. LIEB                  Director                        March 15, 2000
     ----------------------------------------
                  Richard B. Lieb

               /s/ LARRY D. MITCHELL                 Director                        March 15, 2000
     ----------------------------------------
                 Larry D. Mitchell

                              FINISAR CORPORATION
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                               ADDITIONS
                                                        -----------------------
                                          BALANCE AT    CHARGED TO   CHARGED TO                  BALANCE AT
                                         BEGINNING OF   COSTS AND      OTHER      DEDUCTIONS--     END OF
                                            PERIOD       EXPENSES     ACCOUNTS     WRITE-OFFS      PERIOD
                                         ------------   ----------   ----------   ------------   ----------
                                                                   (IN THOUSANDS)
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Year ended April 30, 1997............    $     --      $     --        $--          $--         $     --
  Year ended April 30, 1998............          --        16,538         --           --           16,538
  Year ended April 30, 1999............      16,538       248,600         --           --          265,138

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
          *1.1          Form of Purchase Agreement
           3.4          Bylaws of Registrant (1)
           3.5          Restated Certificate of Incorporation of Registrant (1)
           4.1          Specimen certificate representing the common stock (1)
          *5.1          Opinion of Gray Cary Ware & Freidenrich LLP
          10.1          Form of Indemnity Agreement between Registrant and
                        Registrant's directors and officers (1)
          10.2          1989 Stock Option Plan (1)
          10.3          1999 Stock Option Plan (1)
          10.4          1999 Employee Stock Purchase Plan (1)
          10.5          Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998 (1)
          10.6          Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998 (1)
          10.7          Voting Agreement among Registrant and certain of its
                        shareholders, dated as of November 6, 1998 (1)
          10.8          Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998 (1)
          10.9          Security Agreement between Registrant and Fleet National
                        Bank, dated as of November 4, 1998 (1)
         10.10          Security Agreement Re: Contracts, Leases, License and
                        Permits between Registrant and Fleet National Bank, dated as of November 4, 1998 (1)
         10.11          Building Office Lease for 582 Market Street, Suite 609-610,
                        San Francisco, CA, dated December 17, 1996 between
                        Registrant and Niantic Corporation (1)
         10.12          Building Lease for 274 Ferguson Drive, Mountain View, CA,
                        dated April 30, 1997 between Registrant and DM Group VIII
                        and DM Group VIII-E (1)
         10.13          Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA,
                        dated May 26, 1999 between Registrant and Aetna Life
                        Insurance Company (1)
          23.1          Consent of Ernst & Young LLP, Independent Auditors
          23.2          Consent of Gray Cary Ware & Freidenrich LLP (included in
                        Exhibit 5.1)
          24.1          Power of Attorney (see page II-5)
          27.1          Financial Data Schedule (2)

------------------------

(1) Incorporated by reference to the same numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-87017).

(2) Incorporated by reference to the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed March 10, 2000.

*   To be filed by amendment.